

Hi, I'm
JOY
I put customers FIRST
THE HOME DEPOT
More saving. More doing.
CUSTOMERS FIRST

ANNUALREPORT2010

More saving. More doing.



Dear Shareholders:

In 2010, we achieved our first year of positive sales growth since fiscal year 2006. Our comp sales increased by 2.9 percent, with total sales up 2.8 percent. Earnings per share from continuing operations were up 29.7 percent from last year, reflecting positive sales growth, continuing benefits from our merchandising transformation efforts and effective expense control.

Our sales growth occurred against a backdrop of continued weakness in the housing market. In the U.S., private fixed residential investment as a percent of GDP reached a new 60 plus year low of 2.24 percent in the third quarter of 2010. Despite this, we had positive comp sales for all four quarters of 2010, and by the end of 2010, we were seeing strength across the U.S., as 49 of the 50 states had positive same store sales for the fourth quarter. We view this as an indicator that our business can stabilize and improve even as the housing market remains under stress.

As we look to 2011, we believe that GDP growth and improving customer sentiment will continue to lift our business in the U.S. On the international front, our Canadian business had negative same store sales in the back half of the year, reflecting the impact of the previous year's home renovation tax credit. We expect this pressure to continue in the beginning of 2011 but then dissipate later in the year. Our Mexican business posted its twenty-ninth quarter in a row of positive same store sales in the fourth quarter of 2010, and we expect it to continue this trend in 2011. In China, we have reduced our store footprint, and we believe this will provide a more effective platform for future performance and development.

In 2010, we continued to invest in our business. We maintained our focus on customer service, supply chain and merchandising initiatives, as well as the development of our interconnected retail strategy.

Operationally, we made progress with customer service through initiatives such as our FIRST Phone, a hand held device with multiple functions, including inventory management, product location, a phone, a walkie-talkie, and a mobile register. We have completed the rollout of the FIRST Phone, and this helped us end the year with 51 percent of store payroll allocated to customer facing activity. As we continue on the path to achieving a 60/40 ratio between customer service and tasking activities, we can see significant improvements in our customer service surveys.

We opened our nineteenth Rapid Deployment Center or "RDC" in January 2011, marking the completion of our RDC build out, at least for the next several years. Three years ago, we started with a goal of serving 100 percent of our U.S. stores through RDCs by the end of fiscal 2010. We achieved this goal. This was a major undertaking that touched almost every part of the company and required the work and dedication of the entire team. This structural shift in our supply chain will provide ongoing benefits in cost-out, asset efficiency and customer service.

Over the course of 2010, we made significant improvements in our merchandising systems, with foundational work on our data warehouse and improved tools for forecasting and replenishment. We will continue on that path in 2011, and we are also continuing our investments in multi-channel – or interconnected – retailing. Through our mobile applications, website and social media presence, we are creating the capability to serve our customers "when, where and how" they want to be served.

At The Home Depot, our goal is to provide the best customer service and the best product values in our market, with an underlying principle of disciplined capital allocation. Our approach to capital allocation is straightforward: after making the necessary investments in our business, we will return excess cash to our shareholders through dividends and share repurchases. We have a targeted dividend payout of approximately 40 percent of earnings, and we recently announced a 6 percent increase in our annual dividend to $1.00 per share. This is our second consecutive annual increase. We used excess cash to repurchase $2.6 billion in stock during 2010, and we plan to continue repurchasing shares in 2011. We have a goal of achieving a 15 percent return on invested capital, and we have a plan to reach that goal by the end of 2013.

Our "orange-blooded" associates make the difference in our business. We have a Success Sharing bonus program for our hourly associates. Because of their great work in 2010, we were able to issue Success Sharing checks of over $126 million to eligible associates, five times more than we issued in 2006. We are a values-based business, and one of our core values is taking care of our associates.

I hope as you spend time in our stores or on our web site or on our mobile applications, you will see continued improvement in our service and our commitment to our customers.

Frank

Francis S. Blake
Chairman & Chief Executive Officer
March 24, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 30, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 1-8207

THE HOME DEPOT, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

95-3261426
(I.R.S. Employer Identification No.)

2455 PACES FERRY ROAD, N.W., ATLANTA, GEORGIA 30339
(Address of principal executive offices) (Zip Code)

Registrant's Telephone Number, Including Area Code: **(770) 433-8211**

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Stock, $0.05 Par Value Per Share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock of the Registrant held by non-affiliates of the Registrant on August 1, 2010 was $48.1 billion.

The number of shares outstanding of the Registrant's common stock as of March 14, 2011 was 1,622,070,458 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement for the 2011 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K to the extent described herein.

THE HOME DEPOT, INC.
FISCAL YEAR 2010 FORM 10-K

TABLE OF CONTENTS

CAUTIONARY STATEMENT PURSUANT TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements regarding our future performance constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to, among other things, the demand for our products and services, net sales growth, comparable store sales, state of the economy, state of the residential construction, housing and home improvement markets, state of the credit markets, including mortgages, home equity loans and consumer credit, inventory and in-stock positions, commodity price inflation and deflation, implementation of store and supply chain initiatives, continuation of reinvestment plans, net earnings performance, earnings per share, stock-based compensation expense, capital allocation and expenditures, liquidity, the effect of adopting certain accounting standards, return on invested capital, management of our purchasing or customer credit policies, the effect of accounting charges, the planned recapitalization of the Company and the timing of its completion, the ability to issue debt securities on terms and at rates acceptable to us, store openings and closures and financial outlook.

Forward-looking statements are based on currently available information and our current assumptions, expectations and projections about future events. You are cautioned not to place undue reliance on our forward-looking statements. These statements are not guarantees of future performance and are subject to future events, risks and uncertainties – many of which are beyond our control or are currently unknown to us – as well as potentially inaccurate assumptions that could cause actual results to differ materially from our expectations and projections. These risks and uncertainties include, but are not limited to, those described in Item 1A, "Risk Factors."

Forward-looking statements speak only as of the date they are made, and we do not undertake to update these statements other than as required by law. You are advised, however, to review any further disclosures we make on related subjects in our periodic filings with the Securities and Exchange Commission ("SEC").

PART I

Item 1. Business.

Introduction

The Home Depot, Inc. is the world's largest home improvement retailer based on Net Sales for the fiscal year ended January 30, 2011 ("fiscal 2010"). The Home Depot stores sell a wide assortment of building materials, home improvement and lawn and garden products and provide a number of services. The Home Depot stores average approximately 105,000 square feet of enclosed space, with approximately 24,000 additional square feet of outside garden area. As of the end of fiscal 2010, we had 2,248 The Home Depot stores located throughout the United States including the Commonwealth of Puerto Rico and the territories of the U.S. Virgin Islands and Guam, Canada, China and Mexico. When we refer to "The Home Depot," the "Company," "we," "us" or "our" in this report, we are referring to The Home Depot, Inc. and its consolidated subsidiaries.

The Home Depot, Inc. is a Delaware corporation that was incorporated in 1978. Our Store Support Center (corporate office) is located at 2455 Paces Ferry Road, N.W., Atlanta, Georgia 30339. Our telephone number is (770) 433-8211.

We maintain an Internet website at www.homedepot.com. We make available on our website, free of charge, our Annual Reports to shareholders, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and Forms 3, 4 and 5 as soon as reasonably practicable after filing such documents with, or furnishing such documents to, the SEC.

We include our website addresses throughout this filing only as textual references. The information contained on our websites is not incorporated by reference into this report.

Our Business

Operating Strategy. In fiscal 2010, we continued to invest in our business and made solid progress against our key initiatives. During the year, we introduced new technologies, continued the transformation of our supply chain and enhanced our on-line presence to provide a more interconnected retail experience for our customers. We continued to eliminate tasks to give associates more time with customers and provide enhanced customer service. At the same time, we remained focused on offering every day values in the stores. Finally, we continued our focus on disciplined capital allocation, expense control and increasing shareholder returns.

Customers. The Home Depot stores serve three primary customer groups:

- **Do-It-Yourself ("D-I-Y") Customers:** These customers are typically home owners who purchase products and complete their own projects and installations.
- **Do-It-For-Me ("D-I-F-M") Customers:** These customers are typically home owners who purchase materials themselves and hire third parties to complete the project or installation. We arrange for the installation of a variety of The Home Depot products through qualified independent contractors.
- **Professional Customers:** These customers are primarily professional remodelers, general contractors, repairmen, small business owners and tradesmen. In many stores, we offer a variety of programs to these customers, including delivery and will-call services, dedicated staff and expanded credit programs, all of which we believe increase sales to these customers.

Products. A typical Home Depot store stocks approximately 30,000 to 40,000 products during the year, including both national brand name and proprietary items. The following table shows the percentage of Net Sales of each major product group (and related services) for each of the last three fiscal years:

	Percentage of Net Sales for Fiscal Year Ended		
Product Group	**January 30, 2011**	**January 31, 2010**	**February 1, 2009**
Plumbing, electrical and kitchen	**30.0%**	29.8%	30.6%
Hardware and seasonal	**29.4**	29.1	28.7
Building materials, lumber and millwork	**21.7**	21.9	22.1
Paint and flooring	**18.9**	19.2	18.6
Total	**100.0%**	100.0%	100.0%

In fiscal 2010, we continued to introduce a number of innovative and distinctive products to our customers at highly attractive values. Examples of these new products include EcoSmart® LED light bulbs, Commercial Electric® electrical tools, Husky® tool bags, Platinum Plus™ carpeting and Ryobi® outdoor tools.

To complement and enhance our product selection, we continued to form strategic alliances and exclusive relationships with selected suppliers to market products under a variety of well-recognized brand names. During fiscal 2010, we offered a number of proprietary and exclusive brands across a wide range of departments including, but not limited to, Behr Premium Plus® paint, Hampton Bay® lighting, Vigoro® lawn care products, Husky® hand tools, RIDGID® and Ryobi® power tools and Glacier Bay® bath fixtures. We also continued our partnership with Martha Stewart Living Omnimedia to offer an exclusive Martha Stewart Living brand of home improvement products in select categories including outdoor living, paint, cabinetry, flooring, and shelving and storage. We may consider additional strategic alliances and relationships with other suppliers and will continue to assess opportunities to expand the range of products available under brand names that are exclusive to The Home Depot.

From our Store Support Center, we maintain a global sourcing merchandise program to source high-quality products directly from manufacturers around the world. Our merchant team identifies and purchases market leading innovative products directly for our stores. Additionally, we have three sourcing offices located in the Chinese cities of Shanghai, Shenzhen and Dalian, and offices in Gurgaon, India; Rome, Italy; Monterrey, Mexico and Toronto, Canada.

Services. Our stores offer a variety of installation services. These services target D-I-F-M customers who select and purchase products and installation of those products from us. These installation programs include products such as carpeting, flooring, cabinets, countertops and water heaters. In addition, we provide professional installation of a number of products sold through our in-home sales programs, such as generators and furnace and central air systems.

Stores.

United States. At the end of fiscal 2010, we were operating 1,976 The Home Depot stores in the U.S., including the Commonwealth of Puerto Rico and the territories of the U.S. Virgin Islands and Guam. During fiscal 2010, we opened two new The Home Depot stores in the U.S., including one relocation, and closed one store.

Canada. At the end of fiscal 2010, we were operating 179 The Home Depot stores in ten Canadian provinces.

Mexico. At the end of fiscal 2010, we were operating 85 The Home Depot stores in Mexico. Of these stores, six were opened during fiscal 2010.

China. At the end of fiscal 2010, we were operating eight The Home Depot stores in four Chinese cities. We closed two stores in China during fiscal 2010.

Net Sales for the Company outside of the U.S. were $7.5 billion, $7.0 billion and $7.4 billion for fiscal 2010, 2009 and 2008, respectively. Long-lived assets outside of the U.S. totaled $3.2 billion, $3.0 billion and $2.8 billion as of January 30, 2011, January 31, 2010 and February 1, 2009, respectively.

Store Support Services

Information Technologies. During fiscal 2010, we continued to invest in our information technology to serve our customers more effectively and provide an improved overall shopping environment and experience. We also continued to invest in our supply chain and merchandising tools to improve inventory management capabilities.

With regard to our supply chain and merchandising activities, in fiscal 2010 we completed the roll out of a warehouse management system into our flow distribution network, reduced freight costs by implementing transportation planning systems for both inbound and outbound shipments and continued improving inventory management capabilities by implementing a new inventory forecasting solution. Further, we provided additional tools and made improvements to existing tools utilized in merchandising systems to simplify set-up processes and provide more effective management of our distribution network.

To better serve our customers and simplify store tasking, we completed deployment of our FIRST Phones across our stores in fiscal 2010, equipping our associates with devices that are at once portable computers, phones, walkie-talkies and portable registers that allow customers to check out using debit or credit cards. In addition, we are implementing new customer analytics capabilities to better understand customer behavior.

Credit Services. We offer private label credit products in our stores through a third-party credit provider to professional, D-I-Y and D-I-F-M customers. In fiscal 2010, approximately 2.5 million new The Home Depot private label credit accounts were opened, and the total number of The Home Depot active account holders was approximately 10 million. Private label credit card sales accounted for approximately 22% of store sales in fiscal 2010. In fiscal 2010, we also launched a home improvement loan program for D-I-F-M customers and introduced PayPal as a payment option for our online customers.

Logistics. We continued our supply chain transformation in fiscal 2010 to ensure product availability for customers, effective use of our investment in inventory and optimal total supply chain costs. Across our supply chain operations in the U.S., we continued the restructuring of our distribution center network to meet the changing needs of our business, including our general distribution center space rationalization initiatives and the completion of the Rapid Deployment Center ("RDC") roll out in the U.S. RDCs allow for aggregation of store product needs to a single purchase order, and then rapid allocation and deployment of inventory to individual stores upon arrival at the center. This process allows improved transportation, simplified order processing at suppliers and last minute reallocation from the time that product needs at stores are determined to actual replenishment.

As a result of the changes to our distribution network, in fiscal 2010 we added 2.9 million net square feet of distribution center space, primarily for new RDCs. At the end of fiscal 2010, we operated 30 bulk distribution centers and 34 conventional distribution centers in the U.S., Canada and Mexico. Additionally in fiscal 2010, we opened seven new RDCs in the U.S., bringing our total number of RDCs to 19. We now serve all of our U.S. stores from RDCs, with approximately 42% of our costs of sales on an annualized basis for those stores serviced through the RDCs. We remain committed to leveraging our supply chain capabilities to fully utilize and optimize our improved logistics network.

Associates. At the end of fiscal 2010, we employed approximately 321,000 associates, of whom approximately 19,000 were salaried, with the remainder compensated on an hourly or temporary basis. Approximately 59% of our associates are employed on a full-time basis. We believe that our employee relations are very good. To attract and retain qualified personnel, we seek to maintain competitive salary and wage levels in each market we serve.

Intellectual Property. Our business has one of the most recognized brands in North America. As a result, we believe that The Home Depot® trademark has significant value and is an important factor in the marketing of our products, e-commerce, stores and business. We have registered or applied for registration of trademarks, service marks, copyrights and internet domain names, both domestically and internationally, for use in our business. We also maintain patent portfolios relating to some of our products and services and seek to patent or otherwise protect innovations we incorporate into our products or business operations.

Quality Assurance Program. We have both quality assurance and engineering resources that are dedicated to overseeing the quality of all of our products, whether they are directly imported, locally- or globally-sourced or proprietary branded products. Through these programs, we have established criteria for supplier and product performance that are designed to ensure that our products comply with federal, state and local safety, quality and performance standards and to allow us to measure and track the timeliness of shipments. We also have a Supplier Social and Environmental Responsibility Program designed to ensure that our suppliers adhere to the highest standards of social and environmental responsibility.

Environmental, Health & Safety ("EH&S"). We are committed to maintaining a safe environment for our customers and associates and protecting the environment of the communities in which we do business. Our EH&S function in the field is directed by trained associates focused primarily on the execution of the EH&S programs. Additionally, we have a Store Support Center-based team of dedicated EH&S professionals who evaluate, develop, implement and enforce policies, processes and programs on a Company-wide basis.

Environmental. The Home Depot is committed to conducting business in an environmentally responsible manner. This commitment impacts all areas of our business, including store construction and maintenance, energy usage, supply chain, product selection and delivery of product knowledge to our customers.

In fiscal 2010, we continued to implement strict operational standards that establish energy efficient practices in all of our facilities. These include HVAC unit temperature regulation and adherence to strict lighting schedules, which are the largest sources of energy consumption in our stores, as well as using energy management systems in each store to monitor energy efficiency. We estimate that by implementing and utilizing these energy saving programs, we have saved over 3.5 billion kilowatt hours (kWh) since 2004, enough to power approximately 320,000 U.S. homes for one year. We have achieved over a 16 percent reduction in kWh per square foot in our U.S. stores since 2004, and our goal is to achieve a 20 percent reduction in our U.S. stores by 2015, through our energy conservation initiatives. We have also partnered with the U.S. Green Building Council and have built seven Leadership in Energy and Environmental Design for New Construction ("LEED-NC") certified and other similarly certified stores. In fiscal 2010, we began one of the largest retailer host solar programs in North America, installing solar panels on 62 of our North American store locations, capable of producing 21 megawatts.

Through our supply chain efficiencies created by the actions described above under "Logistics," we are targeting a 20 percent reduction in our domestic supply chain greenhouse gas emissions from 2008 to 2015, which would equate to annual fuel savings of approximately 25 million gallons or approximately 8,000 trips around the earth's circumference. We have been recognized by the U.S. Environmental Protection Agency SmartWay℠ Transport Partnership for our leadership in conserving energy and lowering greenhouse gas emission from our supply chain activities. In fiscal 2010, we also calculated our total carbon dioxide emissions for 2009 to allow us greater insight into our "carbon footprint" from the operation of our stores as well as from our transportation and supply chain activities.

As the world's largest home improvement retailer, we are in a unique position to enable our customers to achieve energy savings through our products and services. Through our Eco Options® Program introduced in 2007, we have created product categories that allow consumers to easily identify environmentally preferred product selections in our stores. Our Eco Options® Program has certified approximately 4,000 products that meet specifications for energy efficiency, water conservation, healthy home, clean air and sustainable forestry. Through this program, we sell products such as Energy Star® refrigerators, dishwashers, compact fluorescent light bulbs, programmable thermostats, water heaters and other products, enabling our customers to save on their utility bills. We also help our customers save water through sales of WaterSense®-labeled bath faucets, aerators and toilets. Our Eco Options® page on our website offers consumer education on environmental impacts of various products as well as identifying easy "green" D-I-Y projects. This online experience, coupled with our D-I-Y in-store how-to clinics on "green" projects and our continual enhancement of our Eco Options® product categories, helps us to meet a growing customer demand for environmentally responsible and cost-saving products and projects.

We continue to offer our nationwide, in-store compact fluorescent light (CFL) bulb recycling program launched in June 2008. This service is offered to customers free of charge and is available in all U.S. stores. We also maintain an in-store rechargeable battery recycling program. Launched in 2001 in partnership with the Rechargeable Battery Recycling Corporation, this program is also available to customers free of charge in all U.S. and Canada stores. Through these recycling programs, in fiscal 2010 we helped recycle over 700,000 pounds of CFL bulbs and over 620,000 pounds of rechargeable batteries collected from our customers. In fiscal 2010, we also recycled over 120,000 lead acid batteries collected from our customers under our lead acid battery exchange program, as well as approximately 160,000 tons of cardboard through a nationwide cardboard recycling program across our U.S. stores.

Seasonality. Our business is seasonal to a certain extent. Generally, our highest volume of sales occurs in our second fiscal quarter, and the lowest volume occurs during our fourth fiscal quarter.

Competition. Our business is highly competitive, based primarily on customer service, price, store location and assortment of merchandise. In each of the markets we serve, there are a number of other home improvement stores, electrical, plumbing and building materials supply houses and lumber yards. With respect to some products, we also compete with specialty design stores, showrooms, discount stores, local, regional and national hardware stores, mail order firms, warehouse clubs, independent building supply stores and, to a lesser extent, other retailers. Due to the variety of competition we face, we are unable to precisely measure the impact on our sales by our competitors.

Item 1A. Risk Factors.

The risks and uncertainties described below could materially and adversely affect our business, financial condition and results of operations and could cause actual results to differ materially from our expectations and projections. The Risk Factors described below include the considerable risks associated with the current economic environment and the related potential adverse effects on our financial condition and results of operations. You should read these Risk Factors in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our Consolidated Financial Statements and related notes in Item 8. There also may be other factors that we cannot anticipate or that are not described in this report generally because we do not currently perceive them to be material. Those factors could cause results to differ materially from our expectations.

Sustained uncertainty regarding current economic conditions and other factors beyond our control could adversely affect demand for our products and services, our costs of doing business and our financial performance.

Our financial performance depends significantly on the stability of the housing, residential construction and home improvement markets, as well as general economic conditions, including changes in gross domestic product. Adverse conditions in or sustained uncertainty about these markets or the economy could adversely impact consumer confidence, causing our customers to delay purchasing or determine not to purchase home improvement products and services. Other factors – including high levels of unemployment and foreclosures, interest rate fluctuations, fuel and other energy costs, labor and healthcare costs, the availability of financing, the state of the credit markets, including mortgages, home equity loans and consumer credit, weather, natural disasters and other conditions beyond our control – could further adversely affect demand for our products and services, our costs of doing business and our financial performance.

Strong competition could adversely affect prices and demand for our products and services and could decrease our market share.

We operate in markets that are highly competitive. We compete principally based on customer service, price, store location and appearance, and quality, availability and assortment of merchandise. In each market we serve, there are a number of other home improvement stores, electrical, plumbing and building materials supply houses and lumber yards. With respect to some products and services, we also compete with specialty design stores, showrooms, discount stores, local, regional and national hardware stores, mail order firms, warehouse clubs, independent building supply stores and other retailers, as well as with installers of home improvement products. Intense competitive pressures from one or more of our competitors could affect prices or demand for our products and services. If we are unable to timely and appropriately respond to these competitive pressures, including through maintenance of superior customer service and customer loyalty, our financial performance and our market share could be adversely affected.

We may not timely identify or effectively respond to consumer needs, expectations or trends, which could adversely affect our relationship with customers, the demand for our products and services and our market share.

It is difficult to successfully predict the products and services our customers will demand. The success of our business depends in part on our ability to identify and respond promptly to evolving trends in demographics and consumer preferences, expectations and needs. Failure to maintain attractive stores and to timely identify or effectively respond to changing consumer tastes, preferences, expectations as to service levels, spending patterns and home improvement needs could adversely affect our relationship with customers, the demand for our products and services and our market share.

Our success depends upon our ability to attract, train and retain highly qualified associates while also controlling our labor costs.

Our customers expect a high level of customer service and product knowledge from our associates. To meet the needs and expectations of our customers, we must attract, train and retain a large number of highly qualified associates while at the same time controlling labor costs. Our ability to control labor costs is subject to numerous external factors, including prevailing wage rates, the impact of legislation or regulations governing labor relations or healthcare benefits, and health and other insurance costs. In addition, we compete with other retail businesses for many of our associates in hourly positions, and we invest significant resources in training and motivating them to maintain a high level of job satisfaction. These positions have historically had high turnover rates, which can lead to increased training and retention costs. There is no assurance that we will be able to attract or retain highly qualified associates in the future.

The inflation or deflation of commodity prices could affect our prices, demand for our products, our sales and our profit margins.

Prices of certain commodity products, including lumber and other raw materials, are historically volatile and are subject to fluctuations arising from changes in domestic and international supply and demand, labor costs, competition, market speculation, government regulations and periodic delays in delivery. Rapid and significant changes in commodity prices may affect the demand for our products, our sales and our profit margins.

We rely on third party suppliers. If we fail to identify and develop relationships with a sufficient number of qualified suppliers, or if our current suppliers experience financial difficulties, our ability to timely and efficiently access products that meet our high standards for quality could be adversely affected.

We buy our products from suppliers located throughout the world. Our ability to continue to identify and develop relationships with qualified suppliers who can satisfy our high standards for quality and our need to access products in a timely and efficient manner is a significant challenge. Our ability to access products also can be adversely affected by political instability, the financial instability of suppliers (particularly in light of continuing economic difficulties in various regions of the world), suppliers' noncompliance with applicable laws, trade restrictions, tariffs, currency exchange rates, supply disruptions, shipping interruptions or cost, and other factors beyond our control.

If we are unable to effectively manage and expand our alliances and relationships with selected suppliers of brand name products, we may be unable to effectively execute our strategy to differentiate ourselves from our competitors.

As part of our focus on product differentiation, we have formed strategic alliances and exclusive relationships with selected suppliers to market products under a variety of well-recognized brand names. If we are unable to manage and expand these alliances and relationships or identify alternative sources for comparable products, we may not be able to effectively execute product differentiation.

If we do not maintain the security of customer, associate or company information, we could damage our reputation, incur substantial additional costs and become subject to litigation.

Any significant compromise or breach of customer, associate or company data security could significantly damage our reputation and result in additional costs, lost sales, fines and lawsuits. The regulatory environment related to information security and privacy is increasingly rigorous, with new and constantly changing requirements applicable to our business, and compliance with those requirements could result in additional costs. There is no guarantee that the procedures that we have implemented to protect against unauthorized access to secured data are adequate to safeguard against all data security breaches.

A failure of a key information technology system or process could adversely affect our business.

We rely extensively on information technology systems, some of which are managed by third-party service providers, to analyze, process and manage transactions and data. We also rely heavily on the integrity of this data in managing our business. We or our service providers could experience errors, interruptions, delays or cessations of service in key portions of our information technology infrastructure, which could significantly disrupt our operations and be expensive, time consuming and resource-intensive to remedy.

The implementation of our supply chain and technology initiatives could disrupt our operations in the near term, and these initiatives might not provide the anticipated benefits or might fail.

We have made, and we plan to continue to make, significant investments in our supply chain and technology. These initiatives are designed to streamline our operations to allow our associates to continue to provide high quality service to our customers, while simplifying customer interaction and providing our customers with a more interconnected retail experience. The cost and potential problems and interruptions associated with the implementation of these initiatives, including those associated with managing third-party service providers and employing new web-based tools and services, could disrupt or reduce the efficiency of our operations in the near term. In addition, our improved supply chain and new or upgraded technology might not provide the anticipated benefits, it might take longer than expected to realize the anticipated benefits, or the initiatives might fail altogether.

Disruptions in our supply chain and other factors affecting the distribution of our merchandise could adversely impact our business.

A disruption within our logistics or supply chain network, including damage or destruction to our distribution centers, could adversely affect our ability to deliver inventory in a timely manner, which could impair our ability to meet customer demand for products and result in lost sales or damage to our reputation. Such a disruption could negatively impact our financial performance or financial condition.

Our costs of doing business could increase as a result of changes in, increased enforcement of, or adoption of new federal, state or local laws and regulations.

We are subject to various federal, state or local laws and regulations that govern different aspects of our business. Recently, there have been a large number of legislative and regulatory initiatives and reforms, as well as increased enforcement of existing laws and regulations by federal, state and local agencies. Changes in, increased enforcement of, or adoption of new federal, state or local laws and regulations governing minimum wage or living wage requirements, other wage or workplace regulations, the sale of some of our products, transportation, logistics, taxes, energy costs or environmental matters, could increase our costs of doing business or impact our store operations. Healthcare reform under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 enacted in March 2010 could adversely impact our labor costs and our ability to negotiate favorable terms under our benefit plans for our associates.

Our ability to obtain additional financing on favorable terms, if needed, could be adversely affected by the volatility in the capital markets.

We obtain and manage liquidity from the positive cash flow we generate from our operating activities and our access to capital markets, including our commercial paper programs supported by a back-up credit facility with a consortium of banks. Although we currently maintain a strong investment grade rating and had no outstanding commercial paper obligations as of the end of fiscal 2010, there is no assurance that our ability to obtain additional financing through the capital markets, if needed, will not be adversely impacted due to economic conditions. New or incremental tightening in the credit markets, low liquidity and volatility in the capital markets could result in diminished availability of credit, higher cost of borrowing and lack of confidence in the equity market, making it more difficult to obtain additional financing on terms that are favorable to us.

If we cannot successfully manage the unique challenges presented by international markets, we may not be successful in our international operations.

Our ability to successfully operate in international markets is affected by many of the same operational risks we face in our U.S. operations, as well as unique costs and difficulties of managing international operations. Our international operations, including any expansion in international markets, may be adversely affected by our inability to identify and gain access to local suppliers as well as by local laws and customs, U.S. laws applicable to foreign operations, such as the Foreign Corrupt Practices Act ("FCPA"), other legal and regulatory constraints, political and economic conditions and currency regulations of the countries or regions in which we currently operate or intend to operate in the future. Risks inherent in international operations also include, among others, adverse tax consequences, greater difficulty in enforcing intellectual property rights and risks associated with FCPA and local anti-bribery law compliance. Additionally, foreign currency exchange rates and fluctuations may have an impact on our future costs or on future cash flows from our international operations.

If we are unable to manage effectively our installation service business, we could be subject to fines and lawsuits.

We act as a general contractor to provide installation services to our D-I-F-M customers through third-party installers. As such, we are subject to regulatory requirements and risks applicable to general contractors, which include management of licensing, permitting and quality of our third-party installers. We have established processes and procedures that provide protections beyond those required by law to manage these requirements and ensure customer satisfaction with the services provided by our third-party installers. If we fail to manage these processes effectively or provide proper oversight of these services, we could suffer lost sales, fines and lawsuits, as well as damage to our reputation, which could adversely affect our business.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results or financial condition.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, such as revenue recognition, asset impairment, impairment of goodwill and other intangible assets, inventories, lease obligations, self-insurance, tax matters and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported or expected financial performance or financial condition.

We are involved in a number of legal proceedings, and while we cannot predict the outcomes of those proceedings and other contingencies with certainty, some of these outcomes may adversely affect our operations or increase our costs.

We are involved in a number of legal proceedings, including government inquiries and investigations, and consumer, employment, tort and other litigation that arise from time to time in the ordinary course of business. Litigation is inherently unpredictable, and the outcome of some of these proceedings and other contingencies could require us to take or refrain from taking actions which could adversely affect our operations or could result in excessive verdicts. Additionally, defending against these lawsuits and proceedings may involve significant expense and diversion of management's attention and resources from other matters.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

The following tables show locations of the 1,976 The Home Depot stores located in the U.S. and its territories and the 272 The Home Depot stores outside of the U.S. at the end of fiscal 2010:

U.S. Locations	Number of Stores	U.S. Locations	Number of Stores
Alabama	28	Nebraska	8
Alaska	7	Nevada	21
Arizona	56	New Hampshire	20
Arkansas	14	New Jersey	67
California	231	New Mexico	13
Colorado	46	New York	100
Connecticut	28	North Carolina	42
Delaware	9	North Dakota	1
District of Columbia	1	Ohio	70
Florida	153	Oklahoma	16
Georgia	90	Oregon	26
Guam	1	Pennsylvania	70
Hawaii	7	Puerto Rico	8
Idaho	11	Rhode Island	8
Illinois	76	South Carolina	25
Indiana	24	South Dakota	1
Iowa	10	Tennessee	39
Kansas	16	Texas	178
Kentucky	14	Utah	22
Louisiana	28	Vermont	3
Maine	11	Virgin Islands	1
Maryland	41	Virginia	49
Massachusetts	45	Washington	45
Michigan	71	West Virginia	6
Minnesota	33	Wisconsin	27
Mississippi	14	Wyoming	5
Missouri	34	Total U.S.	1,976
Montana	6		

International Locations	Number of Stores
Canada:	
Alberta	**27**
British Columbia	**25**
Manitoba	**6**
New Brunswick	**3**
Newfoundland	**1**
Nova Scotia	**4**
Ontario	**86**
Prince Edward Island	**1**
Quebec	**22**
Saskatchewan	**4**
Total Canada	**179**
China:	
Beijing	**1**
Henan	**1**
Shaanxi	**2**
Tianjin	**4**
Total China	**8**

International Locations	Number of Stores
Mexico:	
Aguascalientes	**1**
Baja California Norte	**5**
Baja California Sur	**2**
Chiapas	**2**
Chihuahua	**5**
Coahuila	**4**
Colima	**1**
Distrito Federal	**7**
Durango	**1**
Guanajuato	**4**
Guerrero	**2**
Hidalgo	**1**
Jalisco	**5**
Michoacán	**1**
Morelos	**1**
Nuevo León	**9**
Puebla	**4**
Queretaro	**2**
Quintana Roo	**1**
San Luis Potosi	**1**
Sinaloa	**3**
Sonora	**2**
State of Mexico	**11**
Tabasco	**1**
Tamaulipas	**4**
Veracruz	**4**
Yucatan	**1**
Total Mexico	**85**

Of our 2,248 stores operating at the end of fiscal 2010, approximately 89% were owned (including those owned subject to a ground lease) consisting of approximately 209.7 million square feet, and approximately 11% of such stores were leased consisting of approximately 25.8 million square feet.

Additionally, at the end of fiscal 2010, we had six Home Decorators Collection locations in Illinois, Kansas, Missouri and New Jersey.

At the end of fiscal 2010, we utilized 185 warehouses and distribution centers located in 34 states or provinces, consisting of approximately 35.6 million square feet, of which approximately 0.2 million is owned and approximately 35.4 million is leased.

Our executive, corporate staff, divisional staff and financial offices occupy approximately 2.1 million square feet of leased and owned space in Atlanta, Georgia. At the end of fiscal 2010, we occupied an aggregate of approximately 4.1 million square feet, of which approximately 2.4 million square feet is owned and approximately 1.7 million square feet is leased, for store support centers and customer support centers in Atlanta and other locations.

Item 3. Legal Proceedings.

In July 2005, the Company received a grand jury subpoena from the United States Attorney's Office in Los Angeles, California, seeking documents and information relating to the Company's handling, storage and disposal of hazardous waste. The Company is cooperating fully with the United States Attorney's Office. Although the Company cannot predict the outcome of this proceeding, it does not expect the outcome to have a material adverse effect on its consolidated financial condition or results of operations.

As previously reported, in the second and third quarters of fiscal 2006, three purported, but uncertified, class actions were filed against the Company, The Home Depot FutureBuilder Administrative Committee and certain of the Company's current and former directors and employees alleging breach of fiduciary duty in violation of the Employee Retirement Income Security Act of 1974 ("ERISA") in connection with the Company's return-to-vendor and stock option practices. These actions were joined into one case in 2007, and the joint amended complaint seeks certification as a class action, unspecified damages, costs, attorney's fees and equitable and injunctive relief. On June 7, 2010, the U.S. District Court for the Northern District of Georgia in Atlanta granted with prejudice Home Depot's motion to dismiss plaintiffs' third amended complaint. On June 28, 2010, plaintiffs filed a notice of appeal with the U.S. Court of Appeals for the Eleventh Circuit. Although the Company cannot predict the outcome of this matter, it does not expect the outcome to have a material adverse effect on its consolidated financial condition or results of operations.

In September 2010, the Company was contacted by prosecutors in the four counties in California within the South Coast Air Quality Management District ("SCAQMD") and the City of Los Angeles regarding allegations that the Company sold products in those counties with VOC (volatile organic compound) levels in excess of amounts permitted by SCAQMD rules. The Company has received an administrative subpoena seeking documents and information related to the alleged violations. The Company is in the process of responding to the subpoena. Although the Company cannot predict the outcome of this matter, it does not expect the outcome to have a material adverse effect on its consolidated financial condition or results of operations.

Item 4. (Removed and Reserved).

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Since April 19, 1984, our common stock has been listed on the New York Stock Exchange, trading under the symbol "HD." The Company paid its first cash dividend on June 22, 1987, and has paid cash dividends during each subsequent quarter. Future dividend payments will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors.

The table below sets forth the high and low sales prices of our common stock on the New York Stock Exchange and the quarterly cash dividends declared per share of common stock for the periods indicated.

	Price Range		Cash Dividends Declared
	High	Low	
Fiscal Year 2010			
First Quarter Ended May 2, 2010	**$36.49**	**$27.93**	**$0.23625**
Second Quarter Ended August 1, 2010	**$35.89**	**$27.07**	**$0.23625**
Third Quarter Ended October 31, 2010	**$31.89**	**$27.31**	**$0.23625**
Fourth Quarter Ended January 30, 2011	**$37.98**	**$30.21**	**$0.25**
Fiscal Year 2009			
First Quarter Ended May 3, 2009	$26.34	$18.00	$0.225
Second Quarter Ended August 2, 2009	$26.21	$22.40	$0.225
Third Quarter Ended November 1, 2009	$28.23	$25.09	$0.225
Fourth Quarter Ended January 31, 2010	$29.29	$24.96	$0.23625

As of March 14, 2011, there were approximately 164,000 shareholders of record and approximately 1,030,000 additional shareholders holding stock under nominee security position listings.

Stock Performance Graph

The graph and table below present the Company's cumulative total shareholder returns relative to the performance of the Standard & Poor's 500 Composite Stock Index and the Standard & Poor's Retail Composite Index for the five-year period commencing January 27, 2006, the last trading day of fiscal 2005, and ending January 28, 2011, the last trading day of fiscal 2010. The graph assumes $100 invested at the closing price of the Company's common stock on the New York Stock Exchange and each index on January 27, 2006 and assumes that all dividends were reinvested on the date paid. The points on the graph represent fiscal year-end amounts based on the last trading day in each fiscal year.



$150
$125
$100
$75
$50
$25
$0
January 27, 2006
January 26, 2007
February 1, 2008
January 30, 2009
January 29, 2010
January 28, 2011
The Home Depot
S&P 500 Index
S&P Retail Composite

	January 27, 2006	January 26, 2007	February 1, 2008	January 30, 2009	January 29, 2010	January 28, 2011
The Home Depot	$100.00	$101.67	$ 79.57	$58.27	$78.67	$106.29
S&P 500 Index	$100.00	$112.89	$112.92	$68.46	$91.15	$110.53
S&P Retail Composite Index	$100.00	$111.66	$ 93.95	$58.51	$91.01	$115.96

Issuer Purchases of Equity Securities

Since fiscal 2002, the Company has repurchased shares of its common stock having a value of approximately $30.1 billion pursuant to its share repurchase program. The number and average price of shares purchased in each fiscal month of the fourth quarter of fiscal 2010 are set forth in the table below:

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program[2]	Dollar Value of Shares that May Yet Be Purchased Under the Program
Nov. 1, 2010 – Nov. 28, 2010	2,600,556	$31.07	2,556,600	$10,430,554,499
Nov. 29, 2010 – Dec. 26, 2010	5,811,860	$33.74	5,803,346	$10,234,773,814
Dec. 27, 2010 – Jan. 30, 2011	9,207,339	$35.29	9,203,497	$ 9,909,997,344

(1) *These amounts include repurchases pursuant to the Company's 1997 and 2005 Omnibus Stock Incentive Plans (the "Plans"). Under the Plans, participants may exercise stock options by surrendering shares of common stock that the participants already own as payment of the exercise price. Participants in the Plans may also surrender shares as payment of applicable tax withholding on the vesting of restricted stock and deferred share awards. Shares so surrendered by participants in the Plans are repurchased pursuant to the terms of the Plans and applicable award agreement and not pursuant to publicly announced share repurchase programs.*

(2) *The Company's common stock repurchase program was initially announced on July 15, 2002. As of the end of fiscal 2010, the Board had approved purchases up to $40.0 billion. The program does not have a prescribed expiration date.*

Sales of Unregistered Securities

During the fourth quarter of fiscal 2010, the Company issued 448 deferred stock units under The Home Depot, Inc. NonEmployee Directors' Deferred Stock Compensation Plan pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The deferred stock units were credited to the accounts of those nonemployee directors who elected to receive board retainers in the form of deferred stock units instead of cash during the fourth quarter of fiscal 2010. The deferred stock units convert to shares of common stock on a one-for-one basis following a termination of service as described in this plan.

During the fourth quarter of fiscal 2010, the Company credited 1,037 deferred stock units to participant accounts under The Home Depot FutureBuilder Restoration Plan pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, for involuntary, non-contributory plans. The deferred stock units convert to shares of common stock on a one-for-one basis following the termination of services as described in this plan.

Item 6. Selected Financial Data.

The information required by this item is incorporated by reference to page F-1 of this report.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Executive Summary and Selected Consolidated Statements of Earnings Data

For fiscal year ended January 30, 2011 ("fiscal 2010"), we reported Net Earnings of $3.3 billion and Diluted Earnings per Share of $2.01 compared to Net Earnings of $2.7 billion and Diluted Earnings per Share of $1.57 for fiscal year ended January 31, 2010 ("fiscal 2009").

The results for fiscal 2010 included a $51 million pretax charge related to the extension of our guarantee of a senior secured loan of HD Supply, Inc. (the "HD Supply Guarantee Extension"). The results for fiscal 2009 reflected the impact of several strategic actions initiated in fiscal 2008. These strategic actions resulted in store rationalization charges related to the closing of 15 underperforming U.S. stores and the removal of approximately 50 stores from our new store pipeline, business rationalization charges related to the exit of our EXPO, THD Design Center, Yardbirds and HD Bath businesses (the "Exited Businesses") and charges related to the restructuring of support functions (collectively, the "Rationalization Charges"). These actions resulted in pretax Rationalization Charges of $146 million for fiscal 2009. The results for fiscal 2009 also included a pretax charge of $163 million to write-down our investment in HD Supply, Inc. Additionally, fiscal 2009 included earnings of $41 million from discontinued operations, net of tax, for the settlement of working capital matters arising from the sale of HD Supply.

We reported Earnings from Continuing Operations of $3.3 billion and Diluted Earnings per Share from Continuing Operations of $2.01 for fiscal 2010 compared to Earnings from Continuing Operations of $2.6 billion and Diluted Earnings per Share from Continuing Operations of $1.55 for fiscal 2009. Excluding the HD Supply Guarantee Extension charge from our fiscal 2010 results, and the Rationalization Charges and the write-down of our investment in HD Supply from our fiscal 2009 results, Earnings from Continuing Operations were $3.4 billion and Diluted Earnings per Share from Continuing Operations were $2.03 for fiscal 2010 compared to Earnings from Continuing Operations of $2.8 billion and Diluted Earnings per Share from Continuing Operations of $1.66 for fiscal 2009.

Net Sales increased 2.8% to $68.0 billion for fiscal 2010 from $66.2 billion for fiscal 2009. Our comparable store sales increased 2.9% in fiscal 2010, driven by a 2.4% increase in our comparable store customer transactions and a 0.5% increase in our comparable store average ticket to $51.93. Comparable store sales for our U.S. stores increased 2.5% in fiscal 2010.

In fiscal 2010, we focused on the following four key initiatives:

Customer Service – Our focus on customer service is anchored on the principles of taking care of our associates, putting customers first and simplifying the business. The roll out of our Customers FIRST training to all store associates and support staff in fiscal 2009 has brought simplification and focus across the business, and we repeated and refreshed the Customers FIRST training during fiscal 2010. The Customers FIRST program is part of our ongoing commitment to improve customer service levels in our stores, and we continued to see the benefit of this training in improved customer service ratings for fiscal 2010 compared to fiscal 2009. Also in fiscal 2010, we completed the deployment of our FIRST Phone, a new hand held device that provides multiple functions such as inventory management, product location and mobile checkout. The core purpose of this new device is to reduce tasking time for our store associates to allow them more time to focus on customer service. We ended fiscal 2010 with more than half of our store payroll allocated to customer facing activities rather than tasking activities. We have a customer facing store payroll target of 60%, and we believe we will achieve that by 2013.

Product Authority – Our focus on product authority is facilitated by our merchandising transformation and portfolio strategy, including innovation, assortment and value. In fiscal 2010, we made significant progress on our merchandising tools in the U.S. that helped us manage markdown and clearance activity and better control inventory. Our inventory turnover ratio was 4.13 times at the end of fiscal 2010 compared to 4.06 times at the end of fiscal 2009. Additionally, we continued to form strategic alliances and relationships with selected suppliers to bring a number of proprietary and exclusive brands across a wide range of departments.

Productivity and Efficiency – Our approach to driving productivity and efficiency starts with disciplined capital allocation focused on building best-in-class competitive advantages in information technology and supply chain, as well as building shareholder value through higher returns on invested capital and total value returned to shareholders in the form of dividends and share repurchases. At the end of fiscal 2010, we completed the roll out of our Rapid Deployment Centers ("RDCs") and now have 19 RDCs that serve 100% of our U.S. stores. Also during fiscal 2010, we repurchased 80.9 million shares for $2.6 billion, and on February 22, 2011 we announced a six percent increase in our quarterly cash dividend to 25 cents per share.

Interconnected Retail – Our focus on interconnected retail is based on the view that providing a seamless shopping experience across multiple channels will be a critical enabler for future success. Our multiple channel focus is allowing us to greatly expand our assortment of merchandise, and we are making the investment to build these capabilities, including the roll out of "buy on-line, pick-up in store" next year. We are committed to having a best-in-class website, and during fiscal 2010 our site was named as a Most Improved Website for customer satisfaction by Foresee, a leading customer satisfaction analytics firm.

We opened eight new stores in fiscal 2010, including one relocation, and closed three stores, bringing our total store count at the end of fiscal 2010 to 2,248. As of the end of fiscal 2010, a total of 272 of these stores, or 12.1%, were located in Canada, Mexico and China compared to 268 stores, or 11.9%, at the end of fiscal 2009.

We generated approximately $4.6 billion of cash flow from operations in fiscal 2010. We used this cash flow along with cash on hand to fund $2.6 billion of share repurchases, pay $1.6 billion of dividends and fund $1.1 billion in capital expenditures.

At the end of fiscal 2010, our long-term debt-to-equity ratio was 46.1% compared to 44.7% at the end of fiscal 2009. Our return on invested capital for continuing operations (computed on net operating profit after tax for the trailing twelve months and the average of beginning and ending long-term debt and equity) was 12.8% for fiscal 2010 compared to 10.7% for fiscal 2009. This increase reflects the impact of the Rationalization Charges which were included in our operating profit for fiscal 2009. Excluding the Rationalization Charges, our return on invested capital for continuing operations was 12.7% for fiscal 2010 compared to 11.1% for fiscal 2009.

We believe the selected sales data, the percentage relationship between Net Sales and major categories in the Consolidated Statements of Earnings and the percentage change in the dollar amounts of each of the items presented below are important in evaluating the performance of our business operations.

	% of Net Sales			% Increase (Decrease) In Dollar Amounts	
	Fiscal Year[1]				
	2010	2009	2008	2010 vs. 2009	2009 vs. 2008
NET SALES	**100.0%**	100.0%	100.0%	2.8%	(7.2)%
Gross Profit	**34.3**	33.9	33.7	4.0	(6.6)
Operating Expenses:					
Selling, General and Administrative	**23.3**	24.0	25.0	(0.3)	(10.9)
Depreciation and Amortization	**2.4**	2.6	2.5	(5.3)	(4.4)
Total Operating Expenses	**25.7**	26.6	27.5	(0.8)	(10.3)
OPERATING INCOME	**8.6**	7.3	6.1	21.6	10.2
Interest and Other (Income) Expense:					
Interest and Investment Income	—	—	—	(16.7)	0.0
Interest Expense	**0.8**	1.0	0.9	(21.6)	8.3
Other	**0.1**	0.2	0.2	(68.7)	0.0
Interest and Other, net	**0.8**	1.2	1.1	(31.1)	6.8
EARNINGS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	**7.8**	6.0	5.0	32.4	10.9
Provision for Income Taxes	**2.8**	2.1	1.8	42.1	6.6
EARNINGS FROM CONTINUING OPERATIONS	**4.9%**	4.0%	3.2%	27.4%	13.3%
SELECTED SALES DATA					
Number of Customer Transactions (in millions)	**1,306**	1,274	1,272	2.5%	0.2%
Average Ticket	**$ 51.93**	$ 51.76	$ 55.61	0.3	(6.9)
Weighted Average Weekly Sales per Operating Store (in thousands)	**$ 581**	$ 563	$ 601	3.2	(6.3)
Weighted Average Sales per Square Foot	**$288.64**	$278.97	$298.19	3.5	(6.4)
Comparable Store Sales Increase (Decrease) (%)[2]	**2.9%**	(6.6)%	(8.7)%	N/A	N/A

Note: Certain percentages may not sum to totals due to rounding.

---

(1) *Fiscal years 2010, 2009 and 2008 refer to the fiscal years ended January 30, 2011, January 31, 2010 and February 1, 2009, respectively. Fiscal years 2010, 2009 and 2008 include 52 weeks.*

(2) *Includes Net Sales at locations open greater than 12 months, including relocated and remodeled stores. Retail stores become comparable on the Monday following their 365th day of operation. Comparable store sales is intended only as supplemental information and is not a substitute for Net Sales or Net Earnings presented in accordance with generally accepted accounting principles.*

N/A – Not Applicable

Results of Operations

For an understanding of the significant factors that influenced our performance during the past three fiscal years, the following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements presented in this report.

Fiscal 2010 Compared to Fiscal 2009

Net Sales

Net Sales for fiscal 2010 increased 2.8% to $68.0 billion from $66.2 billion for fiscal 2009. The increase in Net Sales for fiscal 2010 reflects the impact of positive comparable store sales. Total comparable store sales increased 2.9% for fiscal 2010 compared to a decrease of 6.6% for fiscal 2009.

The increase in comparable store sales for fiscal 2010 reflects a number of factors. We experienced positive comparable store sales in 11 of our 13 departments for fiscal 2010. Comparable store sales for our Lumber, Tools, Electrical, Indoor Garden, Outdoor Garden and Kitchen/Bath product categories were above the Company average for fiscal 2010. The increase in comparable store sales also reflects a 2.4% increase in our comparable store customer transactions and a 0.5% increase in our comparable store average ticket to $51.93.

We believe that our sales performance has been, and could continue to be, negatively impacted by the level of competition that we encounter in various markets. We estimate our share of the U.S. home improvement market is approximately 26% using the U.S. Census Bureau's North American Industry Classification System, or NAICS, 4441 classification for building material and supplies dealers.

Gross Profit

Gross Profit increased 4.0% to $23.3 billion for fiscal 2010 from $22.4 billion for fiscal 2009. Gross Profit as a percent of Net Sales was 34.3% for fiscal 2010 compared to 33.9% for fiscal 2009, an increase of 40 basis points. Our U.S. stores experienced gross profit margin expansion in fiscal 2010 as we realized benefits from better product assortment management through our portfolio approach and leveraging of our newly developed merchandising tools. Lower levels of clearance inventory in our stores for fiscal 2010 compared to last year also contributed to this expansion. Additionally, we realized gross profit margin expansion from our non-U.S. businesses, primarily Canada, due primarily to a change in the mix of products sold.

Operating Expenses

Selling, General and Administrative expenses ("SG&A") decreased 0.3% to $15.8 billion for fiscal 2010 from $15.9 billion for fiscal 2009. As a percent of Net Sales, SG&A was 23.3% for fiscal 2010 compared to 24.0% for fiscal 2009. Excluding the Rationalization Charges, SG&A as a percent of Net Sales was 23.9% for fiscal 2009. The decrease in SG&A as a percent of Net Sales for fiscal 2010 reflects expense leverage in the positive comparable store sales environment and lower payroll and other expenses.

Depreciation and Amortization decreased 5.3% to $1.6 billion for fiscal 2010 from $1.7 billion for fiscal 2009. Depreciation and Amortization as a percent of Net Sales was 2.4% for fiscal 2010 compared to 2.6% for fiscal 2009. The decrease in Depreciation and Amortization as a percent of Net Sales was primarily due to a smaller depreciable fixed asset base compared to last year, arising from fully depreciated assets.

Operating Income

Operating Income increased 21.6% to $5.8 billion for fiscal 2010 from $4.8 billion for fiscal 2009. Operating Income as a percent of Net Sales was 8.6% for fiscal 2010 compared to 7.3% for fiscal 2009. Excluding the Rationalization Charges from the results of fiscal 2009, Operating Income increased 18.0% for fiscal 2010.

Interest and Other, net

In fiscal 2010, we recognized $566 million of Interest and Other, net, compared to $821 million for fiscal 2009. Interest and Other, net, as a percent of Net Sales was 0.8% for fiscal 2010 compared to 1.2% for fiscal 2009. Interest and Other, net, reflects a $51 million charge in fiscal 2010 related to the HD Supply Guarantee Extension and a $163 million charge in fiscal 2009 to write-down our investment in HD Supply. Excluding these charges, Interest and Other, net, as a percent of Net Sales was 0.8% for fiscal 2010 compared to 1.0% for fiscal 2009. This decrease was primarily due to a $44 million benefit arising from favorable IRS guidance resulting in the reversal of an interest accrual during fiscal 2010, a lower cost of outstanding indebtedness than last year and an interest benefit arising from certain state income tax settlements.

Provision for Income Taxes

Our combined effective income tax rate for continuing operations increased to 36.7% for fiscal 2010 from 34.2% for fiscal 2009. Fiscal 2009 included benefits arising from a favorable foreign tax settlement and a realignment of our foreign corporate structure.

Diluted Earnings per Share from Continuing Operations

Diluted Earnings per Share from Continuing Operations were $2.01 for fiscal 2010 and $1.55 for fiscal 2009. Excluding the HD Supply Guarantee Extension charge from our fiscal 2010 results, and the Rationalization Charges and the write-down of our investment in HD Supply from our fiscal 2009 results, Diluted Earnings per Share from Continuing Operations for fiscal 2010 were $2.03 compared to $1.66 for fiscal 2009, an increase of 22.3%. Diluted Earnings per Share from Continuing Operations for fiscal 2010 reflect $0.04 of benefit from repurchases of our common stock.

Discontinued Operations

On August 30, 2007, the Company closed the sale of HD Supply. Discontinued operations for fiscal 2009 consist of earnings of $41 million, net of tax, or $0.02 per diluted share, for the settlement of working capital matters arising from the sale of HD Supply.

Non-GAAP Measures

To provide clarity, internally and externally, about our operating performance for fiscal 2010, 2009 and 2008, we supplement our reporting with non-GAAP financial measures to reflect adjustments for the $51 million pretax charge related to the HD Supply Guarantee Extension as described more fully in Note 4 to the Consolidated Financial Statements, the Rationalization Charges as described more fully in Note 2 to the Consolidated Financial Statements, as well as the Net Sales from Exited Businesses during the period from closing announcement to actual closing, and the charges to write-down our investment in HD Supply of $163 million in each of fiscal 2009 and 2008 as described more fully in Note 4 to the Consolidated Financial Statements. We believe these non-GAAP financial measures better enable management and investors to understand and analyze our performance by providing them with meaningful information relevant to events of unusual nature or frequency that impact the comparability of underlying business results from period to period. However, this supplemental information should not be considered in isolation or as a substitute for the related GAAP measures.

The following reconciles the non-GAAP financial measures to the corresponding GAAP measures for fiscal 2010, 2009 and 2008 (amounts in millions, except per share data):

	Fiscal Year Ended January 30, 2011			
	As Reported	Adjustment	Non-GAAP Measures	% of Net Sales
Net Sales	$67,997	$ —	$67,997	100.0%
Cost of Sales	44,693	—	44,693	65.7
Gross Profit	23,304	—	23,304	34.3
Operating Expenses:				
Selling, General and Administrative	15,849	—	15,849	23.3
Depreciation and Amortization	1,616	—	1,616	2.4
Total Operating Expenses	17,465	—	17,465	25.7
Operating Income	5,839	—	5,839	8.6
Interest and Other, net	566	51	515	0.8
Earnings From Continuing Operations Before Provision for Income Taxes	5,273	(51)	5,324	7.8
Provision for Income Taxes	1,935	(18)	1,953	2.9
Earnings from Continuing Operations	$ 3,338	$ (33)	$ 3,371	5.0%
Diluted Earnings per Share from Continuing Operations	$ 2.01	$ (0.02)	$ 2.03	N/A

	Fiscal Year Ended January 31, 2010			
	As Reported	Adjustments	Non-GAAP Measures	% of Net Sales
Net Sales	$66,176	$ 221	$65,955	100.0%
Cost of Sales	43,764	193	43,571	66.1
Gross Profit	22,412	28	22,384	33.9
Operating Expenses:				
Selling, General and Administrative	15,902	170	15,732	23.9
Depreciation and Amortization	1,707	4	1,703	2.6
Total Operating Expenses	17,609	174	17,435	26.4
Operating Income	4,803	(146)	4,949	7.5
Interest and Other, net	821	163	658	1.0
Earnings From Continuing Operations Before Provision for Income Taxes	3,982	(309)	4,291	6.5
Provision for Income Taxes	1,362	(118)	1,480	2.2
Earnings from Continuing Operations	$ 2,620	$ (191)	$ 2,811	4.3%
Diluted Earnings per Share from Continuing Operations	$ 1.55	$ (0.11)	$ 1.66	N/A

Non-GAAP Measures (continued):

	Fiscal Year Ended February 1, 2009			
	As Reported	Adjustments	Non-GAAP Measures	% of Net Sales
Net Sales	$71,288	$ —	$71,288	100.0%
Cost of Sales	47,298	30	47,268	66.3
Gross Profit	23,990	(30)	24,020	33.7
Operating Expenses:				
Selling, General and Administrative	17,846	918	16,928	23.7
Depreciation and Amortization	1,785	3	1,782	2.5
Total Operating Expenses	19,631	921	18,710	26.2
Operating Income	4,359	(951)	5,310	7.4
Interest and Other, net	769	163	606	0.9
Earnings From Continuing Operations Before Provision for Income Taxes	3,590	(1,114)	4,704	6.6
Provision for Income Taxes	1,278	(430)	1,708	2.4
Earnings from Continuing Operations	$ 2,312	$ (684)	$ 2,996	4.2%
Diluted Earnings per Share from Continuing Operations	$ 1.37	$ (0.41)	$ 1.78	N/A

Fiscal 2009 Compared to Fiscal Year Ended February 1, 2009 ("fiscal 2008")

Net Sales

Net Sales for fiscal 2009 decreased 7.2% to $66.2 billion from $71.3 billion for fiscal 2008. The decrease in Net Sales for fiscal 2009 reflects the impact of negative comparable store sales as well as the net impact of fewer open stores in fiscal 2009 versus fiscal 2008. Total comparable store sales decreased 6.6% for fiscal 2009 compared to a decrease of 8.7% for fiscal 2008.

There were a number of factors that contributed to our comparable store sales decline. The U.S. residential construction, housing and home improvement markets continued to be soft, and consumers were challenged due to a number of factors including higher unemployment. We saw relative strength in our Building Materials, Flooring, Paint, Plumbing and Garden/Seasonal product categories as comparable store sales in these areas were above the Company average for fiscal 2009. Comparable store sales for our Lumber, Hardware, Electrical, Kitchen/Bath and Millwork product categories were below the Company average for fiscal 2009. In fiscal 2009, we also saw significant strengthening of the U.S. dollar against all currencies. Fluctuating exchange rates negatively impacted our total Company sales by approximately $565 million for fiscal 2009 compared to fiscal 2008.

Gross Profit

Gross Profit decreased 6.6% to $22.4 billion for fiscal 2009 from $24.0 billion for fiscal 2008. Gross Profit as a percent of Net Sales was 33.9% for fiscal 2009 compared to 33.7% for fiscal 2008, an increase of 22 basis points. Through our focused bay portfolio approach, our U.S. merchants continued to introduce new lower prices while growing overall gross margin. Additionally, gross margin expansion for fiscal 2009 was driven by lower markdowns as compared to fiscal 2008.

Operating Expenses

SG&A decreased 10.9% to $15.9 billion for fiscal 2009 from $17.8 billion for fiscal 2008. As a percent of Net Sales, SG&A was 24.0% for fiscal 2009 compared to 25.0% for fiscal 2008. Excluding the Rationalization

Charges, SG&A as a percent of Net Sales was 23.9% for fiscal 2009 compared to 23.7% for fiscal 2008. Our SG&A results for fiscal 2009 reflect the impact of a negative comparable store sales environment, offset by a lower cost of credit associated with the private label credit card program and solid expense control. For fiscal 2009, the penetration of the private label credit card sales was 25.1% compared to 28.1% for fiscal 2008.

Depreciation and Amortization decreased 4.4% to $1.7 billion for fiscal 2009 from $1.8 billion for fiscal 2008. Depreciation and Amortization as a percent of Net Sales was 2.6% for fiscal 2009 and 2.5% for fiscal 2008. The increase in Depreciation and Amortization as a percent of Net Sales was primarily due to lower sales.

Operating Income

Operating Income increased 10.2% to $4.8 billion for fiscal 2009 from $4.4 billion for fiscal 2008. Operating Income as a percent of Net Sales was 7.3% for fiscal 2009 compared to 6.1% for fiscal 2008. Excluding the Rationalization Charges, Operating Income as a percent of Net Sales was 7.5% for fiscal 2009 compared to 7.4% for fiscal 2008.

Interest and Other, net

In fiscal 2009, we recognized $821 million of Interest and Other, net, compared to $769 million in fiscal 2008. Interest and Other, net, as a percent of Net Sales was 1.2% for fiscal 2009 compared to 1.1% for fiscal 2008. Interest and Other, net, reflects a $163 million charge in each of fiscal 2009 and 2008 to write-down our investment in HD Supply. Excluding these charges, Interest and Other, net, as a percent of Net Sales was 1.0% for fiscal 2009 compared to 0.9% for fiscal 2008. The increase in Interest and Other, net, as a percent of Net Sales was primarily due to lower sales.

Provision for Income Taxes

Our combined effective income tax rate for continuing operations decreased to 34.2% for fiscal 2009 from 35.6% for fiscal 2008. The decrease in our effective income tax rate for fiscal 2009 reflects benefits arising from a favorable foreign tax settlement and a realignment of our foreign corporate structure.

Diluted Earnings per Share from Continuing Operations

Diluted Earnings per Share from Continuing Operations were $1.55 for fiscal 2009 and $1.37 for fiscal 2008. Excluding the Rationalization Charges and the write-downs of our investment in HD Supply, Diluted Earnings per Share from Continuing Operations for fiscal 2009 were $1.66 compared to $1.78 for fiscal 2008, a decrease of 6.7%.

Discontinued Operations

On August 30, 2007, the Company closed the sale of HD Supply. Discontinued operations for fiscal 2009 consist of earnings of $41 million, net of tax, or $0.02 per diluted share, compared to a loss of $52 million, net of tax, or $0.03 per diluted share in fiscal 2008, in each case for the settlement of working capital matters arising from the sale of HD Supply.

Liquidity and Capital Resources

Cash flow generated from operations provides us with a significant source of liquidity. For fiscal 2010, Net Cash Provided by Operating Activities was approximately $4.6 billion compared to approximately $5.1 billion for fiscal 2009. This decrease was primarily a result of changes in inventory levels and other net working capital items partially offset by increased earnings.

Net Cash Used in Investing Activities for fiscal 2010 was $1.0 billion compared to $755 million for fiscal 2009. This change was primarily due to increased Capital Expenditures and lower Proceeds from Sales of Property and Equipment.

In fiscal 2010, we spent $1.1 billion on Capital Expenditures, allocated as follows: 34% for core technology, 18% for merchandising and operations, 17% for maintenance, 9% for new stores and 22% for other initiatives. In fiscal 2010, we added eight new stores, including one relocation.

Net Cash Used in Financing Activities for fiscal 2010 was $4.5 billion compared to $3.5 billion for fiscal 2009. This increase was primarily due to $2.4 billion more in Repurchases of Common Stock than in fiscal 2009, partially offset by a $998 million increase in Proceeds from Long-Term Borrowings and a $745 million decrease in Repayments of Long-Term Debt in fiscal 2010.

We repurchased 80.9 million shares of our common stock for $2.6 billion in fiscal 2010 and 7.7 million shares for $213 million in fiscal 2009. Since the inception of our share repurchase program in 2002, we have repurchased 834.4 million shares of our common stock for a total of $30.1 billion. As of January 30, 2011, $9.9 billion remained under our share repurchase authorization.

We have commercial paper programs that allow for borrowings up to $2.0 billion. In connection with the programs, we have a back-up credit facility with a consortium of banks for borrowings up to $2.0 billion. As of January 30, 2011, there were no borrowings outstanding under the commercial paper programs or the related credit facility. The credit facility expires in July 2013 and contains various restrictive covenants. As of January 30, 2011, we were in compliance with all of the covenants, and they are not expected to impact our liquidity or capital resources.

We use capital and operating leases to finance a portion of our real estate, including our stores, distribution centers and store support centers. The net present value of capital lease obligations is reflected in our Consolidated Balance Sheets in Long-Term Debt and Current Installments of Long-Term Debt. In accordance with generally accepted accounting principles, the operating leases are not reflected in our Consolidated Balance Sheets. As of the end of fiscal 2010, our long-term debt-to-equity ratio was 46.1% compared to 44.7% at the end of fiscal 2009.

As of January 30, 2011, we guaranteed a $1.0 billion senior secured amortizing term loan in connection with the sale of HD Supply. We are responsible for up to $1.0 billion and any unpaid interest in the event of nonpayment by HD Supply. As reported in the quarterly report on Form 10-Q of HD Supply for the period ended October 31, 2010, the outstanding balance of this term loan as of October 31, 2010 was $940 million. The guaranteed loan is collateralized by certain assets of HD Supply. The original expiration date of the guarantee was August 30, 2012. On March 19, 2010, we amended the guarantee to extend the expiration date to April 1, 2014. The fair value of the guarantee at August 30, 2007 was $16 million and was recorded as a liability in Other Long-Term Liabilities. The extension of the guarantee increased the fair value of the guarantee to $67 million, resulting in a $51 million charge to Interest and Other, net, for fiscal 2010.

As of January 30, 2011, we had $545 million in Cash and Cash Equivalents. We believe that our current cash position, access to the debt capital markets and cash flow generated from operations should be sufficient to enable us to complete our capital expenditure programs and fund dividend payments, share repurchases and any required long-term debt payments through the next several fiscal years. In addition, we have funds available from our commercial paper programs and the ability to obtain alternative sources of financing. Subsequent to the end of fiscal 2010, we repaid $1.0 billion of 5.20% Senior Notes that were due March 1, 2011. We issued commercial paper to repay the 5.20% Senior Notes and plan to refinance this debt in the first quarter of fiscal 2011.

At January 30, 2011, we had outstanding interest rate swaps, accounted for as fair value hedges, that expire on December 16, 2013 with a notional amount of $1.25 billion that swap fixed rate interest on our $1.25 billion 5.25% Senior Notes for variable interest equal to LIBOR plus 259 basis points. At January 30, 2011, the approximate fair value of these agreements was an asset of $47 million, which is the estimated amount we would have received to settle the agreements.

In May 2010, we entered into a forward starting interest rate swap agreement with a notional amount of $500 million, accounted for as cash flow hedge, to hedge interest rate fluctuations in anticipation of issuing long-term debt to refinance debt maturing in fiscal 2011. At January 30, 2011, the approximate fair market value of this agreement was a liability of $2 million, which is the estimated amount we would have paid to settle the agreement.

In September 2010, we issued $500 million of 3.95% Senior Notes due September 15, 2020 at a discount of $1 million and $500 million of 5.40% Senior Notes due September 15, 2040 at a discount of $1 million (together, the "September 2010 issuance"). The net proceeds of the September 2010 issuance were used to refinance our 4.625% Senior Notes that matured August 15, 2010 in the aggregate principal amount of $1.0 billion.

In fiscal 2009 and 2010, we entered into forward starting interest rate swap agreements with a combined notional amount of $1.0 billion to hedge interest rate fluctuations in anticipation of the September 2010 issuance, which were accounted for as cash flow hedges. Upon the September 2010 issuance, we paid $193 million to settle these forward starting interest rate swap agreements. This amount, net of income taxes, is included in Accumulated Other Comprehensive Income and is being amortized to Interest Expense over the lives of the Senior Notes issued in September 2010.

In March 2011, we entered into an interest rate swap, accounted for as a fair value hedge, that expires on March 1, 2016 with a notional amount of $500 million that swaps fixed rate interest on our $500 million 5.40% Senior Notes due March 1, 2016 for variable interest equal to LIBOR plus 300 basis points.

Off-Balance Sheet Arrangements

In accordance with generally accepted accounting principles, operating leases for a portion of our real estate and other assets are not reflected in our Consolidated Balance Sheets.

Contractual Obligations

The following table summarizes our significant contractual obligations as of January 30, 2011 (amounts in millions):

	Payments Due by Fiscal Year				
Contractual Obligations	**Total**	**2011**	**2012-2013**	**2014-2015**	**Thereafter**
Total Debt[1]	$15,953	$1,452	$2,135	$ 780	$11,586
Capital Lease Obligations[2]	1,259	114	192	179	774
Operating Leases	8,181	783	1,338	1,125	4,935
Purchase Obligations[3]	4,352	1,711	1,741	900	—
Unrecognized Tax Benefits[4]	63	63	—	—	—
Total	$29,808	$4,123	$5,406	$2,984	$17,295

(1) Excludes present value of capital lease obligations of $452 million. Includes $6.7 billion of interest payments.

(2) Includes $807 million of imputed interest.

(3) Purchase obligations include all legally binding contracts such as firm commitments for inventory purchases, utility purchases, capital expenditures, software acquisitions and license commitments and legally binding service contracts. Purchase orders that are not binding agreements are excluded from the table above.

(4) Excludes $599 million of noncurrent unrecognized tax benefits due to uncertainty regarding the timing of future cash payments.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk results primarily from fluctuations in interest rates. Interest rate swap agreements are used, at times, to manage our fixed/floating rate debt portfolio. At January 30, 2011, after giving consideration to our interest rate swap agreements, approximately 87% of our debt portfolio was comprised of fixed-rate debt and 13% was floating-rate debt. A 1.0 percentage point change in the interest costs of floating-rate debt would not have a material impact on our results of operations.

As of January 30, 2011 we had, net of discounts, $9.3 billion of Senior Notes outstanding. The aggregate market value of the publicly traded Senior Notes as of January 30, 2011 was approximately $9.8 billion.

Although we have international operating entities, our exposure to foreign currency rate fluctuations is not significant to our financial condition or results of operations.

Impact of Inflation, Deflation and Changing Prices

We have experienced inflation and deflation related to our purchase of certain commodity products. We do not believe that changing prices for commodities have had a material effect on our Net Sales or results of operations. Although we cannot precisely determine the overall effect of inflation and deflation on operations, we do not believe inflation and deflation have had a material effect on our results of operations.

Critical Accounting Policies

Our significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements. The following discussion addresses our most critical accounting policies, which are those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of significant assumptions or complex estimates.

Revenues

We recognize revenue, net of estimated returns and sales tax, at the time the customer takes possession of the merchandise or receives services. We estimate the liability for sales returns based on our historical return levels. We believe that our estimate for sales returns is an accurate reflection of future returns. We have never recorded a significant adjustment to our estimated liability for sales returns. However, if these estimates are significantly below the actual amounts, our sales could be adversely impacted. When we receive payment from customers before the customer has taken possession of the merchandise or the service has been performed, the amount received is recorded as Deferred Revenue in the accompanying Consolidated Balance Sheets until the sale or service is complete. We also record Deferred Revenue for the sale of gift cards and recognize this revenue upon the redemption of gift cards in Net Sales.

Merchandise Inventories

Our Merchandise Inventories are stated at the lower of cost (first-in, first-out) or market, with approximately 80% valued under the retail inventory method and the remainder under a cost method. Retailers like us, with many different types of merchandise at low unit cost and a large number of transactions, frequently use the retail inventory method. Under the retail inventory method, Merchandise Inventories are stated at cost, which is determined by applying a cost-to-retail ratio to the ending retail value of inventories. As our inventory retail value is adjusted regularly to reflect market conditions, our inventory valued under the retail method approximates the lower of cost or market. We evaluate our inventory valued under a cost method at the end of each quarter to ensure that it is carried at the lower of cost or market. The valuation allowance for Merchandise Inventories valued under a cost method was not material to our Consolidated Financial Statements as of the end of fiscal 2010 or 2009.

Independent physical inventory counts or cycle counts are taken on a regular basis in each store and distribution center to ensure that amounts reflected in the accompanying Consolidated Financial Statements for Merchandise Inventories are properly stated. During the period between physical inventory counts in our stores, we accrue for estimated losses related to shrink on a store-by-store basis. Shrink (or in the case of excess inventory, "swell") is the difference between the recorded amount of inventory and the physical inventory. Shrink may occur due to theft, loss, inaccurate records for the receipt of inventory or deterioration of goods, among other things. We estimate shrink as a percent of Net Sales using the average shrink results from the previous two physical inventories. The estimates are evaluated quarterly and adjusted based on recent shrink results and current trends in the business. Actual shrink results did not vary materially from estimated amounts for fiscal 2010, 2009 or 2008.

Self-Insurance

We are self-insured for certain losses related to general liability, workers' compensation, medical, product liability and automobile claims. Our liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates, and is reviewed by management and third-party actuaries on a regular basis to ensure that the liability is appropriate. While we believe these estimates are reasonable based on the information currently available, if actual trends, including the severity or frequency of claims, medical cost inflation, or fluctuations in premiums, differ from our estimates, our results of operations could be impacted. Actual results related to these types of claims did not vary materially from estimated amounts for fiscal 2010, 2009 or 2008.

Vendor Allowances

Vendor allowances primarily consist of volume rebates that are earned as a result of attaining certain purchase levels and advertising co-op allowances for the promotion of vendors' products that are typically based on guaranteed minimum amounts with additional amounts being earned for attaining certain purchase levels. These vendor allowances are accrued as earned, with those allowances received as a result of attaining certain purchase levels accrued over the incentive period based on estimates of purchases. We believe that our estimate of vendor allowances earned based on expected volume of purchases over the incentive period is an accurate reflection of the ultimate allowance to be received from our vendors.

Volume rebates and advertising co-op allowances earned are initially recorded as a reduction in Merchandise Inventories and a subsequent reduction in Cost of Sales when the related product is sold. Certain advertising co-op allowances that are reimbursements of specific, incremental and identifiable costs incurred to promote vendors' products are recorded as an offset against advertising expense in SG&A.

Impairment of Long-Lived Assets

We evaluate our long-lived assets each quarter for indicators of potential impairment. Indicators of impairment include current period losses combined with a history of losses, management's decision to relocate or close a store or other location before the end of its previously estimated useful life, or when changes in other circumstances indicate the carrying amount of an asset may not be recoverable. The evaluation for long-lived assets is performed at the lowest level of identifiable cash flows, which is generally the individual store level.

The assets of a store with indicators of impairment are evaluated by comparing its undiscounted cash flows with its carrying value. The estimate of cash flows includes management's assumptions of cash inflows and outflows directly resulting from the use of those assets in operations, including gross margin on Net Sales, payroll and related items, occupancy costs, insurance allocations and other costs to operate a store. If the carrying value is greater than the undiscounted cash flows, an impairment loss is recognized for the difference between the carrying value and the estimated fair market value. Impairment losses are recorded as a component of SG&A in the accompanying Consolidated Statements of Earnings. When a leased location closes, we also recognize in SG&A the net present value of future lease obligations less estimated sublease income.

We make critical assumptions and estimates in completing impairment assessments of long-lived assets. Our cash flow projections look several years into the future and include assumptions on variables such as future sales and operating margin growth rates, economic conditions, market competition and inflation. A 10% decrease in the estimated undiscounted cash flows for the stores with indicators of impairment would not have a material impact on our results of operations. Our estimates of fair market value are generally based on market appraisals of owned locations and estimates on the amount of potential sublease income and the time required to sublease for leased locations.

As part of our Rationalization Charges, we recorded no asset impairments in fiscal 2010 and 2009 and recorded $580 million of asset impairments in fiscal 2008. Also as part of our Rationalization Charges, we recorded no lease obligation costs in fiscal 2010 and recorded $84 million and $252 million of lease obligation costs in fiscal 2009 and 2008, respectively. See Note 2 to the Consolidated Financial Statements for more details on the

Rationalization Charges. A 10% decrease in estimated sublease income and a 10% increase in the time required to sublease would not have a material impact on our results of operations. We also recorded impairments and other lease obligation costs on other closings and relocations in the ordinary course of business, which were not material to the Consolidated Financial Statements in fiscal 2010, 2009 and 2008.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. We do not amortize goodwill, but do assess the recoverability of goodwill in the third quarter of each fiscal year, or more often if indicators warrant, by determining whether the fair value of each reporting unit supports its carrying value. The fair values of our identified reporting units were estimated using the present value of expected future discounted cash flows.

We make critical assumptions and estimates in completing impairment assessments of goodwill and other intangible assets. Our cash flow projections look several years into the future and include assumptions on variables such as future sales and operating margin growth rates, economic conditions, market competition, inflation and discount rates. A 10% decrease in the estimated discounted cash flows for the reporting units tested would result in an impairment that is not material to our results of operations. A 1.0 percentage point increase in the discount rate used would also result in an impairment that is not material to our results of operations.

We amortize the cost of other intangible assets over their estimated useful lives, which range up to 20 years, unless such lives are deemed indefinite. Intangible assets with indefinite lives are tested in the third quarter of each fiscal year for impairment, or more often if indicators warrant. Impairment charges related to goodwill and other intangible assets were not material for fiscal 2010, 2009 or 2008.

Recent Accounting Pronouncements

In June 2009, the FASB issued "Amendments to FASB Interpretation No. 46(R)" ("FASB ASC 810-10"), which clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. FASB ASC 810-10 requires ongoing reassessments of whether a company is the primary beneficiary of a variable interest entity and eliminates the qualifying special purpose entity concept. FASB ASC 810-10 also requires additional disclosures about a company's involvement in variable interest entities and any significant changes in risk exposure due to that involvement. This guidance was effective for annual reporting periods beginning after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. This guidance did not have a material impact on our consolidated financial statements.

In June 2008, the FASB issued guidance to clarify that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are to be included in the computation of earnings per share under the two-class method. This guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. This guidance did not have a material impact on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The information required by this item is incorporated by reference to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report.

Item 8. Financial Statements and Supplementary Data.

Management's Responsibility for Financial Statements

The financial statements presented in this Annual Report have been prepared with integrity and objectivity and are the responsibility of the management of The Home Depot, Inc. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles and properly reflect certain estimates and judgments based upon the best available information.

The financial statements of the Company have been audited by KPMG LLP, an independent registered public accounting firm. Their accompanying report is based upon an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Audit Committee of the Board of Directors, consisting solely of independent directors, meets five times a year with the independent registered public accounting firm, the internal auditors and representatives of management to discuss auditing and financial reporting matters. In addition, a telephonic meeting is held prior to each quarterly earnings release. The Audit Committee retains the independent registered public accounting firm and regularly reviews the internal accounting controls, the activities of the independent registered public accounting firm and internal auditors and the financial condition of the Company. Both the Company's independent registered public accounting firm and the internal auditors have free access to the Audit Committee.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 30, 2011 based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of January 30, 2011 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The effectiveness of our internal control over financial reporting as of January 30, 2011 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included on page 30 in this Form 10-K.

/s/ FRANCIS S. BLAKE	/s/ CAROL B. TOMÉ
Francis S. Blake **Chairman &** **Chief Executive Officer**	**Carol B. Tomé** **Chief Financial Officer &** **Executive Vice President – Corporate Services**

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The Home Depot, Inc.:

We have audited The Home Depot Inc.'s internal control over financial reporting as of January 30, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Home Depot Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Home Depot, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 30, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of The Home Depot, Inc. and subsidiaries as of January 30, 2011 and January 31, 2010, and the related Consolidated Statements of Earnings, Stockholders' Equity and Comprehensive Income, and Cash Flows for each of the fiscal years in the three-year period ended January 30, 2011, and our report dated March 24, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Atlanta, Georgia
March 24, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The Home Depot, Inc.:

We have audited the accompanying Consolidated Balance Sheets of The Home Depot, Inc. and subsidiaries as of January 30, 2011 and January 31, 2010, and the related Consolidated Statements of Earnings, Stockholders' Equity and Comprehensive Income, and Cash Flows for each of the fiscal years in the three-year period ended January 30, 2011. These Consolidated Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of The Home Depot, Inc. and subsidiaries as of January 30, 2011 and January 31, 2010, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended January 30, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Home Depot, Inc.'s internal control over financial reporting as of January 30, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 24, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Atlanta, Georgia
March 24, 2011

THE HOME DEPOT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

amounts in millions, except per share data	Fiscal Year Ended[1]		
	January 30, 2011	**January 31, 2010**	**February 1, 2009**
NET SALES	**$67,997**	$66,176	$71,288
Cost of Sales	**44,693**	43,764	47,298
GROSS PROFIT	**23,304**	22,412	23,990
Operating Expenses:			
Selling, General and Administrative	**15,849**	15,902	17,846
Depreciation and Amortization	**1,616**	1,707	1,785
Total Operating Expenses	**17,465**	17,609	19,631
OPERATING INCOME	**5,839**	4,803	4,359
Interest and Other (Income) Expense:			
Interest and Investment Income	**(15)**	(18)	(18)
Interest Expense	**530**	676	624
Other	**51**	163	163
Interest and Other, net	**566**	821	769
EARNINGS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	**5,273**	3,982	3,590
Provision for Income Taxes	**1,935**	1,362	1,278
EARNINGS FROM CONTINUING OPERATIONS	**3,338**	2,620	2,312
EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	**-**	41	(52)
NET EARNINGS	**$ 3,338**	$ 2,661	$ 2,260
Weighted Average Common Shares	**1,648**	1,683	1,682
BASIC EARNINGS PER SHARE FROM CONTINUING OPERATIONS	**$ 2.03**	$ 1.56	$ 1.37
BASIC EARNINGS (LOSS) PER SHARE FROM DISCONTINUED OPERATIONS	**$ -**	$ 0.02	$ (0.03)
BASIC EARNINGS PER SHARE	**$ 2.03**	$ 1.58	$ 1.34
Diluted Weighted Average Common Shares	**1,658**	1,692	1,686
DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS	**$ 2.01**	$ 1.55	$ 1.37
DILUTED EARNINGS (LOSS) PER SHARE FROM DISCONTINUED OPERATIONS	**$ -**	$ 0.02	$ (0.03)
DILUTED EARNINGS PER SHARE	**$ 2.01**	$ 1.57	$ 1.34

(1) Fiscal years ended January 30, 2011, January 31, 2010 and February 1, 2009 include 52 weeks.

See accompanying Notes to Consolidated Financial Statements.

THE HOME DEPOT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

amounts in millions, except share and per share data	January 30, 2011	January 31, 2010
ASSETS		
Current Assets:		
Cash and Cash Equivalents	**$ 545**	$ 1,421
Receivables, net	**1,085**	964
Merchandise Inventories	**10,625**	10,188
Other Current Assets	**1,224**	1,327
Total Current Assets	**13,479**	13,900
Property and Equipment, at cost:		
Land	**8,497**	8,451
Buildings	**17,606**	17,391
Furniture, Fixtures and Equipment	**9,687**	9,091
Leasehold Improvements	**1,373**	1,383
Construction in Progress	**654**	525
Capital Leases	**568**	504
	38,385	37,345
Less Accumulated Depreciation and Amortization	**13,325**	11,795
Net Property and Equipment	**25,060**	25,550
Notes Receivable	**139**	33
Goodwill	**1,187**	1,171
Other Assets	**260**	223
Total Assets	**$40,125**	$40,877
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	**$ 4,717**	$ 4,863
Accrued Salaries and Related Expenses	**1,290**	1,263
Sales Taxes Payable	**368**	362
Deferred Revenue	**1,177**	1,158
Income Taxes Payable	**13**	108
Current Installments of Long-Term Debt	**1,042**	1,020
Other Accrued Expenses	**1,515**	1,589
Total Current Liabilities	**10,122**	10,363
Long-Term Debt, excluding current installments	**8,707**	8,662
Other Long-Term Liabilities	**2,135**	2,140
Deferred Income Taxes	**272**	319
Total Liabilities	**21,236**	21,484
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.05; authorized: 10 billion shares; issued: 1.722 billion shares at January 30, 2011 and 1.716 billion shares at January 31, 2010; outstanding: 1.623 billion shares at January 30, 2011 and 1.698 billion shares at January 31, 2010	**86**	86
Paid-In Capital	**6,556**	6,304
Retained Earnings	**14,995**	13,226
Accumulated Other Comprehensive Income	**445**	362
Treasury Stock, at cost, 99 million shares at January 30, 2011 and 18 million shares at January 31, 2010	**(3,193)**	(585)
Total Stockholders' Equity	**18,889**	19,393
Total Liabilities and Stockholders' Equity	**$40,125**	$40,877

See accompanying Notes to Consolidated Financial Statements.

THE HOME DEPOT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

amounts in millions, except per share data	Common Stock		Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Stockholders' Equity	Total Comprehensive Income
	Shares	Amount				Shares	Amount		
BALANCE, FEBRUARY 3, 2008	**1,698**	**$ 85**	**$5,800**	**$11,388**	**$ 755**	**(8)**	**$ (314)**	**$17,714**	
Net Earnings	—	—	—	2,260	—	—	—	2,260	$2,260
Shares Issued Under Employee Stock Plans	9	—	68	—	—	—	—	68	
Tax Effect of Sale of Option Shares by Employees	—	—	7	—	—	—	—	7	
Translation Adjustments	—	—	—	—	(831)	—	—	(831)	(831)
Cash Flow Hedges, net of tax	—	—	—	—	(1)	—	—	(1)	(1)
Stock Options, Awards and Amortization of Restricted Stock	—	—	176	—	—	—	—	176	
Repurchases of Common Stock	—	—	—	—	—	(3)	(70)	(70)	
Cash Dividends ($0.90 per share)	—	—	—	(1,521)	—	—	—	(1,521)	
Other	—	—	(3)	(34)	—	—	12	(25)	
Comprehensive Income									$1,428
BALANCE, FEBRUARY 1, 2009	**1,707**	**$ 85**	**$6,048**	**$12,093**	**$ (77)**	**(11)**	**$ (372)**	**$17,777**	
Net Earnings	—	—	—	2,661	—	—	—	2,661	$2,661
Shares Issued Under Employee Stock Plans	9	1	57	—	—	—	—	58	
Tax Effect of Sale of Option Shares by Employees	—	—	(2)	—	—	—	—	(2)	
Translation Adjustments	—	—	—	—	426	—	—	426	426
Cash Flow Hedges, net of tax	—	—	—	—	11	—	—	11	11
Stock Options, Awards and Amortization of Restricted Stock	—	—	201	—	—	—	—	201	
Repurchases of Common Stock	—	—	—	—	—	(7)	(213)	(213)	
Cash Dividends ($0.90 per share)	—	—	—	(1,525)	—	—	—	(1,525)	
Other	—	—	—	(3)	2	—	—	(1)	2
Comprehensive Income									$3,100
BALANCE, JANUARY 31, 2010	**1,716**	**$ 86**	**$6,304**	**$13,226**	**$ 362**	**(18)**	**$ (585)**	**$19,393**	
Net Earnings	—	—	—	3,338	—	—	—	3,338	$3,338
Shares Issued Under Employee Stock Plans	6	—	42	—	—	—	—	42	
Tax Effect of Sale of Option Shares by Employees	—	—	2	—	—	—	—	2	
Translation Adjustments	—	—	—	—	206	—	—	206	206
Cash Flow Hedges, net of tax	—	—	—	—	(116)	—	—	(116)	(116)
Stock Options, Awards and Amortization of Restricted Stock	—	—	214	—	—	—	—	214	
Repurchases of Common Stock	—	—	—	—	—	(81)	(2,608)	(2,608)	
Cash Dividends ($0.945 per share)	—	—	—	(1,569)	—	—	—	(1,569)	
Other	—	—	(6)	—	(7)	—	—	(13)	(7)
Comprehensive Income									$3,421
BALANCE, JANUARY 30, 2011	**1,722**	**$ 86**	**$6,556**	**$14,995**	**$ 445**	**(99)**	**$(3,193)**	**$18,889**	

See accompanying Notes to Consolidated Financial Statements.

THE HOME DEPOT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

amounts in millions	Fiscal Year Ended[1] January 30, 2011	January 31, 2010	February 1, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Earnings	**$ 3,338**	$ 2,661	$ 2,260
Reconciliation of Net Earnings to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	**1,718**	1,806	1,902
Impairment Related to Rationalization Charges	**—**	—	580
Impairment of Investment	**—**	163	163
Stock-Based Compensation Expense	**214**	201	176
Changes in Assets and Liabilities:			
(Increase) Decrease in Receivables, net	**(102)**	(23)	121
(Increase) Decrease in Merchandise Inventories	**(355)**	625	743
Decrease (Increase) in Other Current Assets	**12**	4	(7)
(Decrease) Increase in Accounts Payable and Accrued Expenses	**(133)**	59	(646)
Increase (Decrease) in Deferred Revenue	**10**	(21)	(292)
(Decrease) Increase in Income Taxes Payable	**(85)**	(174)	262
Increase (Decrease) in Deferred Income Taxes	**104**	(227)	(282)
(Decrease) Increase in Other Long-Term Liabilities	**(61)**	(19)	306
Other	**(75)**	70	242
Net Cash Provided by Operating Activities	**4,585**	5,125	5,528
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital Expenditures, net of $62, $10 and $37 of non-cash capital expenditures in fiscal 2010, 2009 and 2008, respectively	**(1,096)**	(966)	(1,847)
Proceeds from Sales of Property and Equipment	**84**	178	147
Purchases of Investments	**—**	—	(168)
Proceeds from Sales and Maturities of Investments	**—**	33	139
Net Cash Used in Investing Activities	**(1,012)**	(755)	(1,729)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayments of Short-Term Borrowings, net	**—**	—	(1,732)
Proceeds from Long-Term Borrowings, net of discount	**998**	—	—
Repayments of Long-Term Debt	**(1,029)**	(1,774)	(313)
Repurchases of Common Stock	**(2,608)**	(213)	(70)
Proceeds from Sales of Common Stock	**104**	73	84
Cash Dividends Paid to Stockholders	**(1,569)**	(1,525)	(1,521)
Other Financing Activities	**(347)**	(64)	(128)
Net Cash Used in Financing Activities	**(4,451)**	(3,503)	(3,680)
(Decrease) Increase in Cash and Cash Equivalents	**(878)**	867	119
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**2**	35	(45)
Cash and Cash Equivalents at Beginning of Year	**1,421**	519	445
Cash and Cash Equivalents at End of Year	**$ 545**	$ 1,421	$ 519
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS MADE FOR:			
Interest, net of interest capitalized	**$ 579**	$ 664	$ 622
Income Taxes	**$ 2,067**	$ 2,082	$ 1,265

(1) Fiscal years ended January 30, 2011, January 31, 2010 and February 1, 2009 include 52 weeks.

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business, Consolidation and Presentation

The Home Depot, Inc. and its subsidiaries (the "Company") operate The Home Depot stores, which are full-service, warehouse-style stores averaging approximately 105,000 square feet in size. The stores stock approximately 30,000 to 40,000 different kinds of building materials, home improvement supplies and lawn and garden products that are sold to do-it-yourself customers, do-it-for-me customers and professional customers. At the end of fiscal 2010, the Company was operating 2,248 stores, which included 1,976 The Home Depot stores in the United States, including the Commonwealth of Puerto Rico and the territories of the U.S. Virgin Islands and Guam ("U.S."), 179 The Home Depot stores in Canada, 85 The Home Depot stores in Mexico and 8 The Home Depot stores in China. The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31. Fiscal years ended January 30, 2011 ("fiscal 2010"), January 31, 2010 ("fiscal 2009") and February 1, 2009 ("fiscal 2008") include 52 weeks.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses in preparing these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The carrying amounts of Cash and Cash Equivalents, Receivables and Accounts Payable approximate fair value due to the short-term maturities of these financial instruments. The fair value of the Company's investments is discussed under the caption "Short-Term Investments" in this Note 1. The fair value of the Company's Long-Term Debt is discussed in Note 11.

Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company's cash equivalents are carried at fair market value and consist primarily of high-grade commercial paper, money market funds and U.S. government agency securities.

Short-Term Investments

Short-term investments are recorded at fair value based on current market rates and are classified as available-for-sale. The Company's short-term investments are included in Other Current Assets in the accompanying Consolidated Balance Sheets.

Accounts Receivable

The Company has an agreement with a third-party service provider who directly extends credit to customers, manages the Company's private label credit card program and owns the related receivables. The Company evaluated the third-party entities holding the receivables under the program and concluded that they should not be consolidated by the Company. The agreement with the third-party service provider expires in 2018, with the Company having the option, but no obligation, to purchase the receivables at the end of the agreement. The deferred interest charges incurred by the Company for its deferred financing programs offered to its customers are included in Cost of Sales. The interchange fees charged to the Company for the customers' use of the cards and the profit sharing with the third-party administrator are included in Selling, General and Administrative expenses ("SG&A"). The sum of the three is referred to by the Company as "the cost of credit" of the private label credit card program.

In addition, certain subsidiaries of the Company extend credit directly to customers in the ordinary course of business. The receivables due from customers were $42 million and $38 million as of January 30, 2011 and January 31, 2010, respectively. The Company's valuation reserve related to accounts receivable was not material to the Consolidated Financial Statements of the Company as of the end of fiscal 2010 or 2009.

Merchandise Inventories

The majority of the Company's Merchandise Inventories are stated at the lower of cost (first-in, first-out) or market, as determined by the retail inventory method. As the inventory retail value is adjusted regularly to reflect market conditions, the inventory valued using the retail method approximates the lower of cost or market. Certain subsidiaries, including retail operations in Canada, Mexico and China, and distribution centers, record Merchandise Inventories at the lower of cost or market, as determined by a cost method. These Merchandise Inventories represent approximately 20% of the total Merchandise Inventories balance. The Company evaluates the inventory valued using a cost method at the end of each quarter to ensure that it is carried at the lower of cost or market. The valuation allowance for Merchandise Inventories valued under a cost method was not material to the Consolidated Financial Statements of the Company as of the end of fiscal 2010 or 2009.

Independent physical inventory counts or cycle counts are taken on a regular basis in each store and distribution center to ensure that amounts reflected in the accompanying Consolidated Financial Statements for Merchandise Inventories are properly stated. During the period between physical inventory counts in stores, the Company accrues for estimated losses related to shrink on a store-by-store basis based on historical shrink results and current trends in the business. Shrink (or in the case of excess inventory, "swell") is the difference between the recorded amount of inventory and the physical inventory. Shrink may occur due to theft, loss, inaccurate records for the receipt of inventory or deterioration of goods, among other things.

Income Taxes

Income taxes are accounted for under the asset and liability method. The Company provides for federal, state and foreign income taxes currently payable, as well as for those deferred due to timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company and its eligible subsidiaries file a consolidated U.S. federal income tax return. Non-U.S. subsidiaries and certain U.S. subsidiaries, which are consolidated for financial reporting purposes, are not eligible to be included in the Company's consolidated U.S. federal income tax return. Separate provisions for income taxes have been determined for these entities. The Company intends to reinvest substantially all of the unremitted earnings of its non-U.S. subsidiaries and postpone their remittance indefinitely. Accordingly, no provision for U.S. income taxes for these non-U.S. subsidiaries was recorded in the accompanying Consolidated Statements of Earnings.

Depreciation and Amortization

The Company's Buildings, Furniture, Fixtures and Equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold Improvements are amortized using the straight-line method over the original term of the lease or the useful life of the improvement, whichever is shorter. The Company's Property and Equipment is depreciated using the following estimated useful lives:

	Life
Buildings	5 – 45 years
Furniture, Fixtures and Equipment	2 – 20 years
Leasehold Improvements	5 – 45 years

Capitalized Software Costs

The Company capitalizes certain costs related to the acquisition and development of software and amortizes these costs using the straight-line method over the estimated useful life of the software, which is three to six years. These costs are included in Furniture, Fixtures and Equipment in the accompanying Consolidated Balance Sheets. Certain development costs not meeting the criteria for capitalization are expensed as incurred.

Revenues

The Company recognizes revenue, net of estimated returns and sales tax, at the time the customer takes possession of merchandise or receives services. The liability for sales returns is estimated based on historical return levels. When the Company receives payment from customers before the customer has taken possession of the merchandise or the service has been performed, the amount received is recorded as Deferred Revenue in the accompanying Consolidated Balance Sheets until the sale or service is complete. The Company also records Deferred Revenue for the sale of gift cards and recognizes this revenue upon the redemption of gift cards in Net Sales. Gift card breakage income is recognized based upon historical redemption patterns and represents the balance of gift cards for which the Company believes the likelihood of redemption by the customer is remote. During fiscal 2010, 2009 and 2008, the Company recognized $46 million, $40 million and $37 million, respectively, of gift card breakage income. This income is included in the accompanying Consolidated Statements of Earnings as a reduction in SG&A.

Services Revenue

Net Sales include services revenue generated through a variety of installation, home maintenance and professional service programs. In these programs, the customer selects and purchases material for a project and the Company provides or arranges professional installation. These programs are offered through the Company's stores. Under certain programs, when the Company provides or arranges the installation of a project and the subcontractor provides material as part of the installation, both the material and labor are included in services revenue. The Company recognizes this revenue when the service for the customer is complete.

All payments received prior to the completion of services are recorded in Deferred Revenue in the accompanying Consolidated Balance Sheets. Services revenue was $2.7 billion, $2.6 billion and $3.1 billion for fiscal 2010, 2009 and 2008, respectively.

Self-Insurance

The Company is self-insured for certain losses related to general liability, workers' compensation, medical, product liability and automobile claims. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. The expected ultimate cost of claims is estimated based upon analysis of historical data and actuarial estimates.

Prepaid Advertising

Television and radio advertising production costs, along with media placement costs, are expensed when the advertisement first appears. Amounts included in Other Current Assets in the accompanying Consolidated Balance Sheets relating to prepayments of production costs for print and broadcast advertising as well as sponsorship promotions were not material at the end of fiscal 2010 and 2009.

Vendor Allowances

Vendor allowances primarily consist of volume rebates that are earned as a result of attaining certain purchase levels and advertising co-op allowances for the promotion of vendors' products that are typically based on guaranteed minimum amounts with additional amounts being earned for attaining certain purchase levels. These vendor allowances are accrued as earned, with those allowances received as a result of attaining certain purchase levels accrued over the incentive period based on estimates of purchases.

Volume rebates and certain advertising co-op allowances earned are initially recorded as a reduction in Merchandise Inventories and a subsequent reduction in Cost of Sales when the related product is sold. Certain advertising co-op allowances that are reimbursements of specific, incremental and identifiable costs incurred to promote vendors' products are recorded as an offset against advertising expense. In fiscal 2010, 2009 and 2008, gross advertising expense was $864 million, $897 million and $1.0 billion, respectively, and is included in SG&A. Specific, incremental and identifiable advertising co-op allowances were $90 million, $105 million and $107 million for fiscal 2010, 2009 and 2008, respectively, and are recorded as an offset to advertising expense in SG&A.

Cost of Sales

Cost of Sales includes the actual cost of merchandise sold and services performed, the cost of transportation of merchandise from vendors to the Company's stores, locations or customers, the operating cost of the Company's sourcing and distribution network and the cost of deferred interest programs offered through the Company's private label credit card program.

The cost of handling and shipping merchandise from the Company's stores, locations or distribution centers to the customer is classified as SG&A. The cost of shipping and handling, including internal costs and payments to third parties, classified as SG&A was $438 million, $426 million and $501 million in fiscal 2010, 2009 and 2008, respectively.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets each quarter for indicators of potential impairment. Indicators of impairment include current period losses combined with a history of losses, management's decision to relocate or close a store or other location before the end of its previously estimated useful life, or when changes in other circumstances indicate the carrying amount of an asset may not be recoverable. The evaluation for long-lived assets is performed at the lowest level of identifiable cash flows, which is generally the individual store level.

The assets of a store with indicators of impairment are evaluated by comparing its undiscounted cash flows with its carrying value. The estimate of cash flows includes management's assumptions of cash inflows and outflows directly resulting from the use of those assets in operations, including gross margin on Net Sales, payroll and related items, occupancy costs, insurance allocations and other costs to operate a store. If the carrying value is greater than the undiscounted cash flows, an impairment loss is recognized for the difference between the carrying value and the estimated fair market value. Impairment losses are recorded as a component of SG&A in the accompanying Consolidated Statements of Earnings. When a leased location closes, the Company also recognizes in SG&A the net present value of future lease obligations less estimated sublease income.

As part of its Rationalization Charges, the Company recorded no asset impairments in fiscal 2010 and 2009 and recorded $580 million of asset impairments in fiscal 2008. Also as part of its Rationalization Charges, the Company recorded no lease obligation costs in fiscal 2010 and recorded $84 million and $252 million of lease obligation costs in fiscal 2009 and 2008, respectively. See Note 2 for more details on the Rationalization Charges. The Company also recorded impairments and other lease obligation costs on other closings and relocations in the ordinary course of business, which were not material to the Consolidated Financial Statements in fiscal 2010, 2009 and 2008.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. The Company does not amortize goodwill, but does assess the recoverability of goodwill in the third quarter of each fiscal year, or more often if indicators warrant, by determining whether the fair value of each reporting unit supports its carrying value. The fair values of the Company's identified reporting units were estimated using the present value of expected future discounted cash flows.

The Company amortizes the cost of other intangible assets over their estimated useful lives, which range up to 20 years, unless such lives are deemed indefinite. Intangible assets with indefinite lives are tested in the third quarter of each fiscal year for impairment, or more often if indicators warrant. Impairment charges related to goodwill and other intangible assets were not material for fiscal 2010, 2009 or 2008.

Stock-Based Compensation

The per share weighted average fair value of stock options granted during fiscal 2010, 2009 and 2008 was $6.70, $6.61 and $6.46, respectively. The fair value of these options was determined at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal Year Ended		
	January 30, 2011	**January 31, 2010**	**February 1, 2009**
Risk-free interest rate	**3.1%**	2.3%	2.9%
Assumed volatility	**26.4%**	41.5%	33.8%
Assumed dividend yield	**2.9%**	3.9%	3.5%
Assumed lives of option	**5 years**	6 years	6 years

Derivatives

The Company uses derivative financial instruments from time to time in the management of its interest rate exposure on long-term debt and its exposure on foreign currency fluctuations. The Company accounts for its derivative financial instruments in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 815-10. The fair value of the Company's derivative financial instruments is discussed in Note 11.

Comprehensive Income

Comprehensive Income includes Net Earnings adjusted for certain revenues, expenses, gains and losses that are excluded from Net Earnings under U.S. generally accepted accounting principles. Adjustments to Net Earnings and Accumulated Other Comprehensive Income consist primarily of foreign currency translation adjustments.

Foreign Currency Translation

Assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and expenses are generally translated using average exchange rates for the period and equity transactions are translated using the actual rate on the day of the transaction.

Segment Information

The Company operates within a single reportable segment primarily within North America. Net Sales for the Company outside of the U.S. were $7.5 billion, $7.0 billion and $7.4 billion for fiscal 2010, 2009 and 2008, respectively. Long-lived assets outside of the U.S. totaled $3.2 billion and $3.0 billion as of January 30, 2011 and January 31, 2010, respectively.

Reclassifications

Certain amounts in prior fiscal years have been reclassified to conform with the presentation adopted in the current fiscal year.

2. RATIONALIZATION CHARGES

In fiscal 2008, the Company reduced its square footage growth plans to improve free cash flow, provide stronger returns for the Company and invest in its existing stores to continue improving the customer experience. As a result of this store rationalization plan, the Company determined that it would no longer pursue the opening of approximately 50 U.S. stores that had been in its new store pipeline. The Company expects to dispose of or sublet any remaining pipeline locations over varying periods. The Company also closed 15 underperforming U.S. stores in the second quarter of fiscal 2008, and the Company expects to dispose of or sublet any remaining locations over varying periods.

Also in fiscal 2008, the Company announced that it would exit its EXPO, THD Design Center, Yardbirds and HD Bath businesses (the "Exited Businesses") in order to focus on its core The Home Depot stores. The Company closed the Exited Businesses in the first quarter of fiscal 2009 and expects to dispose of or sublet any remaining locations over varying periods. These steps impacted approximately 5,000 associates in those locations, their support functions and their distribution centers.

Finally, in January 2009 the Company also restructured its support functions to better align the Company's cost structure. These actions impacted approximately 2,000 associates.

The Company did not incur any material charges related to these actions (collectively, the "Rationalization Charges") in fiscal 2010 and recognized $146 million and $951 million in total pretax charges for fiscal 2009 and 2008, respectively. The Company does not expect any further material charges related to these actions.

Activity related to Rationalization Charges for fiscal 2010, 2009 and 2008 was as follows (amounts in millions):

	Asset Impairments	Lease Obligation Costs, net	Severance	Other	Total
Fiscal 2008 Charges	$580	$252	$ 78	$ 41	$951
Cash Uses	—	39	6	18	63
Non-cash Activity	542	—	—	3	545
Accrued Balance at February 1, 2009	38	213	72	20	343
Fiscal 2009 Charges	—	84	8	54	146
Cash Uses	—	106	80	71	257
Non-cash Activity	15	—	—	3	18
Accrued Balance at January 31, 2010	23	191	—	—	214
Cash Uses	—	**42**	—	—	**42**
Non-cash Activity	**19**	**(9)**	—	—	**10**
Accrued Balance at January 30, 2011	**$ 4**	**$158**	**$—**	**$—**	**$162**

Inventory markdown costs reflected in Other are included in Cost of Sales in the accompanying Consolidated Statements of Earnings, and costs related to asset impairments, lease obligations, severance and other miscellaneous costs are included in SG&A expenses. Asset impairment charges, including contractual costs to complete certain assets, were determined based on fair market value using market data for each individual property. Lease obligation costs represent the present value of contractually obligated rental payments offset by estimated sublet income, including estimates of the time required to sublease the locations. The payments related to the leased locations therefore are not generally incremental uses of cash.

3. CHANGE IN ACCOUNTING PRINCIPLE

During fiscal 2008, the Company implemented a new enterprise resource planning ("ERP") system, including a new inventory system, for its retail operations in Canada. Along with this implementation, the Company changed its method of accounting for Merchandise Inventories for its retail operations in Canada from the lower of cost (first-in, first-out) or market, as determined by the retail inventory method, to the lower of cost or market using a weighted-average cost method. As of the end of fiscal 2008, the implementation of the new inventory system and related conversion to the weighted-average cost method for Canadian retail operations was complete.

The new ERP system allows the Company to utilize the weighted-average cost method, which the Company believes will result in greater precision in the costing of inventories and a better matching of cost of sales with revenue generated. The effect of the change on the Merchandise Inventories and Retained Earnings balances was not material. Prior to the inventory system conversion, the Company could not determine the impact of the change to the weighted-average cost method, and therefore, could not retroactively apply the change to periods prior to fiscal 2008.

4. HD SUPPLY DISPOSITION

On August 30, 2007, the Company closed the sale of HD Supply, Inc. In accordance with FASB ASC 360-10, the Company reclassified the results of HD Supply as discontinued operations in its Consolidated Statements of Earnings for all periods presented. Settlement of working capital matters arising from the sale of HD Supply resulted in earnings from discontinued operations of $41 million, net of tax, in fiscal 2009 and a loss from discontinued operations of $52 million, net of tax, in fiscal 2008.

In connection with the sale, the Company purchased a 12.5% equity interest in the newly formed HD Supply for $325 million. In fiscal 2008, the Company determined its 12.5% equity interest in HD Supply was impaired and recorded a $163 million charge to write-down the investment. In fiscal 2009, the Company determined its equity interest in HD Supply was further impaired and recorded an additional charge of $163 million to write-down the remaining investment. These charges are included in Interest and Other, net, in the accompanying Consolidated Statements of Earnings.

Also in connection with the sale, the Company guaranteed a $1.0 billion senior secured amortizing term loan of HD Supply. The Company is responsible for up to $1.0 billion and any unpaid interest in the event of nonpayment by HD Supply. As reported in the quarterly report on Form 10-Q of HD Supply for the period ended October 31, 2010, the outstanding balance of this term loan as of October 31, 2010 was $940 million. The guaranteed loan is collateralized by certain assets of HD Supply. The original expiration date of the guarantee was August 30, 2012. On March 19, 2010, the Company amended the guarantee to extend the expiration date to April 1, 2014. The fair value of the guarantee at August 30, 2007 was $16 million and was recorded as a liability of the Company in Other Long-Term Liabilities. The extension of the guarantee increased the fair value of the guarantee to $67 million, resulting in a $51 million charge to Interest and Other, net, for fiscal 2010.

5. DEBT

The Company has commercial paper programs that allow for borrowings up to $2.0 billion. All of the Company's short-term borrowings in fiscal 2010 and 2009 were under these commercial paper programs. In connection with the commercial paper programs, the Company has a back-up credit facility with a consortium of banks for borrowings up to $2.0 billion. The credit facility expires in July 2013 and contains various restrictive covenants. At January 30, 2011, the Company was in compliance with all of the covenants, and they are not expected to impact the Company's liquidity or capital resources.

Short-Term Debt under the commercial paper programs was as follows (amounts in millions):

	January 30, 2011	January 31, 2010
Balance outstanding at fiscal year-end	**$—**	$ —
Maximum amount outstanding at any month-end	**$—**	$190
Average daily short-term borrowings	**$ 5**	$ 55
Weighted average interest rate	**0.4%**	1.1%

The Company's Long-Term Debt at the end of fiscal 2010 and 2009 consisted of the following (amounts in millions):

	January 30, 2011	January 31, 2010
4.625% Senior Notes; due August 15, 2010; interest payable semi-annually on February 15 and August 15	**$ —**	$ 999
5.20% Senior Notes; due March 1, 2011; interest payable semi-annually on March 1 and September 1	**1,000**	1,000
5.25% Senior Notes; due December 16, 2013; interest payable semi-annually on June 16 and December 16	**1,297**	1,258
5.40% Senior Notes; due March 1, 2016; interest payable semi-annually on March 1 and September 1	**3,033**	3,040
3.95% Senior Notes; due September 15, 2020; interest payable semi-annually on March 15 and September 15	**499**	—
5.875% Senior Notes; due December 16, 2036; interest payable semi-annually on June 16 and December 16	**2,960**	2,960
5.40% Senior Notes; due September 15, 2040; interest payable semi-annually on March 15 and September 15	**499**	—
Capital Lease Obligations; payable in varying installments through January 31, 2055	**452**	408
Other	**9**	17
Total debt	**9,749**	9,682
Less current installments	**1,042**	1,020
Long-Term Debt, excluding current installments	**$8,707**	$8,662

At January 30, 2011, the Company had outstanding interest rate swaps, accounted for as fair value hedges, that expire on December 16, 2013 with a notional amount of $1.25 billion that swap fixed rate interest on the Company's $1.25 billion 5.25% Senior Notes for variable interest equal to LIBOR plus 259 basis points. At January 30, 2011, the approximate fair value of these agreements was an asset of $47 million, which is the estimated amount the Company would have received to settle the agreements and is included in Other Assets in the accompanying Consolidated Balance Sheets.

In May 2010, the Company entered into a forward starting interest rate swap agreement with a notional amount of $500 million, accounted for as a cash flow hedge, to hedge interest rate fluctuations in anticipation of issuing long-term debt to refinance debt maturing in fiscal 2011. At January 30, 2011, the approximate fair market value of this agreement was a liability of $2 million, which is the estimated amount the Company would have paid to settle the agreement and is included in Other Long-Term Liabilities in the accompanying Consolidated Balance Sheets.

In September 2010, the Company issued $500 million of 3.95% Senior Notes due September 15, 2020 at a discount of $1 million and $500 million of 5.40% Senior Notes due September 15, 2040 at a discount of $1 million (together, the "September 2010 issuance"). Interest on these Senior Notes is due semi-annually on March 15 and September 15 of each year. The net proceeds of the September 2010 issuance were used to refinance the Company's 4.625% Senior Notes that matured August 15, 2010 in the aggregate principal amount of $1.0 billion. The $2 million discount associated with the September 2010 issuance is being amortized over the term of the Senior Notes using the effective interest rate method. Issuance costs were $8 million and are being amortized over the term of the Senior Notes.

In fiscal 2009 and 2010, the Company entered into forward starting interest rate swap agreements with a combined notional amount of $1.0 billion to hedge interest rate fluctuations in anticipation of the September 2010 issuance, which were accounted for as cash flow hedges. Upon the September 2010 issuance, the Company paid $193 million to settle these forward starting interest rate swap agreements. This amount, net of income taxes, is included in Accumulated Other Comprehensive Income and is being amortized to Interest Expense over the lives of the Senior Notes issued in September 2010.

During fiscal 2007 and 2008, the Company entered into interest rate swaps, accounted for as fair value hedges, with notional amounts of $3.0 billion, that swapped fixed rate interest on the Company's $3.0 billion 5.40% Senior Notes due March 1, 2016 for variable rate interest equal to LIBOR plus 60 to 149 basis points. In fiscal 2008, the Company received $56 million to settle these swaps, which is being amortized to reduce net Interest Expense over the remaining term of the debt.

The Senior Notes may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued interest up to the redemption date. The redemption price is equal to the greater of (1) 100% of the principal amount of the Senior Notes to be redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest to maturity.

Additionally, if a Change in Control Triggering Event occurs, as defined by the terms of the September 2010 Issuance and the 5.25% Senior Notes and the 5.875% Senior Notes issuance (together, the "December 2006 Issuance"), holders of the September 2010 Issuance and the December 2006 Issuance have the right to require the Company to redeem those notes at 101% of the aggregate principal amount of the notes plus accrued interest up to the redemption date.

The Company is generally not limited under the indenture governing the Senior Notes in its ability to incur additional indebtedness or required to maintain financial ratios or specified levels of net worth or liquidity. Further, while the indenture governing the Senior Notes contains various restrictive covenants, none is expected to impact the Company's liquidity or capital resources.

At January 30, 2011, the Company had outstanding cross currency swap agreements with a notional amount of $590 million, accounted for as cash flow hedges, to hedge foreign currency fluctuations on certain intercompany debt. At January 30, 2011, the approximate fair value of these agreements was a liability of $38 million, which is the estimated amount the Company would have paid to settle the agreements and is included in Other Long-Term Liabilities in the accompanying Consolidated Balance Sheets.

Interest Expense in the accompanying Consolidated Statements of Earnings is net of interest capitalized of $3 million, $4 million and $20 million in fiscal 2010, 2009 and 2008, respectively. Maturities of Long-Term Debt are $1.0 billion for fiscal 2011, $29 million for fiscal 2012, $1.3 billion for fiscal 2013, $28 million for fiscal 2014, $26 million for fiscal 2015 and $7.3 billion thereafter.

6. INCOME TAXES

The components of Earnings from Continuing Operations before Provision for Income Taxes for fiscal 2010, 2009 and 2008 were as follows (amounts in millions):

	Fiscal Year Ended		
	January 30, 2011	**January 31, 2010**	**February 1, 2009**
United States	**$4,854**	$3,586	$3,136
Foreign	**419**	396	454
Total	**$5,273**	$3,982	$3,590

The Provision for Income Taxes consisted of the following (amounts in millions):

	Fiscal Year Ended		
	January 30, 2011	**January 31, 2010**	**February 1, 2009**
Current:			
Federal	**$1,478**	$1,157	$1,283
State	**181**	184	198
Foreign	**151**	195	85
	1,810	1,536	1,566
Deferred:			
Federal	**79**	(121)	(209)
State	**21**	(24)	(56)
Foreign	**25**	(29)	(23)
	125	(174)	(288)
Total	**$1,935**	$1,362	$1,278

The Company's combined federal, state and foreign effective tax rates for fiscal 2010, 2009 and 2008, net of offsets generated by federal, state and foreign tax benefits, were approximately 36.7%, 34.2% and 35.6%, respectively.

The reconciliation of the Provision for Income Taxes at the federal statutory rate of 35% to the actual tax expense for the applicable fiscal years was as follows (amounts in millions):

	Fiscal Year Ended		
	January 30, 2011	**January 31, 2010**	**February 1, 2009**
Income taxes at federal statutory rate	**$1,846**	$1,394	$1,257
State income taxes, net of federal income tax benefit	**131**	104	92
Other, net	**(42)**	(136)	(71)
Total	**$1,935**	$1,362	$1,278

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of January 30, 2011 and January 31, 2010 were as follows (amounts in millions):

	January 30, 2011	January 31, 2010
Current:		
Deferred Tax Assets:		
Property and equipment	**$ 64**	$ 85
Accrued self-insurance liabilities	**115**	109
Other accrued liabilities	**196**	303
Deferred compensation	**393**	372
Current Deferred Tax Assets	**768**	869
Deferred Tax Liabilities:		
Accelerated inventory deduction	**(106)**	(114)
Other	**(114)**	(111)
Current Deferred Tax Liabilities	**(220)**	(225)
Current Deferred Tax Assets, net	**548**	644
Noncurrent:		
Deferred Tax Assets:		
Accrued self-insurance liabilities	**345**	338
State income taxes	**69**	123
Capital loss carryover	**141**	86
Net operating losses	**66**	74
Foreign tax credit carry forward	**30**	65
Impairment of investment	**120**	114
Other	**212**	174
Valuation allowance	**(66)**	(15)
Noncurrent Deferred Tax Assets	**917**	959
Deferred Tax Liabilities:		
Property and equipment	**(1,073)**	(1,178)
Goodwill and other intangibles	**(95)**	(88)
Noncurrent Deferred Tax Liabilities	**(1,168)**	(1,266)
Noncurrent Deferred Tax Liabilities, net	**(251)**	(307)
Net Deferred Tax Assets	**$ 297**	$ 337

Current deferred tax assets and current deferred tax liabilities are netted by tax jurisdiction and noncurrent deferred tax assets and noncurrent deferred tax liabilities are netted by tax jurisdiction, and are included in the accompanying Consolidated Balance Sheets as follows (amounts in millions):

	January 30, 2011	January 31, 2010
Other Current Assets	**$ 553**	$ 650
Other Assets	**21**	12
Other Accrued Expenses	**(5)**	(6)
Deferred Income Taxes	**(272)**	(319)
Net Deferred Tax Assets	**$ 297**	$ 337

The Company believes that the realization of the deferred tax assets is more likely than not, based upon the expectation that it will generate the necessary taxable income in future periods, and except for certain net operating and capital losses discussed below, no valuation reserves have been provided.

At January 30, 2011, the Company had state and foreign net operating loss carryforwards available to reduce future taxable income, expiring at various dates from 2011 to 2028. Management has concluded that it is more likely than not that the tax benefits related to the net operating losses will be realized. However, certain foreign net operating losses are in jurisdictions where the expiration period is too short to be assured of utilization. Therefore, a valuation allowance has been provided to reduce the deferred tax asset related to net operating losses to an amount that is more likely than not to be realized. Total valuation allowances related to net operating losses at January 30, 2011 and January 31, 2010 were $21 million and $15 million, respectively.

As a result of its sale of HD Supply, the Company incurred a tax loss, resulting in a net capital loss carryover of approximately $397 million as of January 30, 2011. Portions of the net capital loss carryover will expire in fiscal years 2013 through 2015 if not used. The Company has concluded that it is not more likely than not that all of the tax benefits related to the capital loss carryover will be realized based on its ability to generate adequate capital gain income during the carryover period. Therefore, a valuation allowance of $45 million has been provided.

The Company had foreign tax credit carryforwards of $30 million and $65 million as of January 30, 2011 and January 31, 2010, respectively. The foreign tax credit carryforwards will expire in 2020. Management has concluded that it is more likely than not that the tax benefits related to the foreign tax credit carryforwards will be realized based on the Company's ability to generate foreign source income during the carryforward period. Therefore, no valuation allowance has been provided.

The Company has not provided for U.S. deferred income taxes on approximately $2.0 billion of undistributed earnings of international subsidiaries because of its intention to indefinitely reinvest these earnings outside the U.S. The determination of the amount of the unrecognized deferred U.S. income tax liability related to the undistributed earnings is not practicable; however, unrecognized foreign income tax credits would be available to reduce a portion of this liability.

The Company's income tax returns are routinely examined by domestic and foreign tax authorities. The Company's U.S. federal and Canadian tax returns for fiscal years 2005 through 2007 are currently under audit by the IRS and the Canadian tax authorities. There are also ongoing U.S. state and local and other foreign audits covering tax years 2003 to 2009. The Company does not expect the results from any income tax audit to have a material impact on the Company's financial statements.

The Company believes that certain adjustments under examination by the IRS and in certain states will be agreed upon within the next twelve months. The Company has classified approximately $63 million of the reserve for unrecognized tax benefits as a short-term liability in the accompanying Consolidated Balance Sheets. Final settlement of these audit issues may result in payments that are more or less than these amounts, but the Company does not anticipate the resolution of these matters will result in a material change to its consolidated financial position or results of operations.

Reconciliations of the beginning and ending amount of gross unrecognized tax benefits for continuing operations for fiscal 2010, 2009 and 2008 were as follows (amounts in millions):

	January 30, 2011	**January 31, 2010**	**February 1, 2009**
Unrecognized tax benefits balance at beginning of fiscal year	**$ 659**	$695	$ 608
Additions based on tax positions related to the current year	**174**	55	67
Additions for tax positions of prior years	**84**	33	231
Reductions for tax positions of prior years	**(181)**	(28)	(142)
Reductions due to settlements	**(65)**	(94)	(65)
Reductions due to lapse of statute of limitations	**(9)**	(2)	(4)
Unrecognized tax benefits balance at end of fiscal year	**$ 662**	$659	$ 695

The amount of unrecognized tax benefits was $298 million, $386 million and $401 million as of January 30, 2011, January 31, 2010 and February 1, 2009, respectively, that if recognized would affect the annual effective income tax rate.

Interest and penalties associated with uncertain tax positions provided income of $32 million in fiscal 2010, expense of $41 million in fiscal 2009 and income of $19 million in fiscal 2008. Total accrued interest and penalties as of January 30, 2011 and January 31, 2010 are $84 million and $138 million, respectively. Interest and penalties are included in Interest Expense and SG&A, respectively, in the accompanying Consolidated Statements of Earnings.

7. EMPLOYEE STOCK PLANS

The Home Depot, Inc. 2005 Omnibus Stock Incentive Plan ("2005 Plan") and The Home Depot, Inc. 1997 Omnibus Stock Incentive Plan ("1997 Plan" and collectively with the 2005 Plan, the "Plans") provide that incentive and non-qualified stock options, stock appreciation rights, restricted shares, performance shares, performance units and deferred shares may be issued to selected associates, officers and directors of the Company. Under the 2005 Plan, the maximum number of shares of the Company's common stock authorized for issuance is 255 million shares, with any award other than a stock option reducing the number of shares available for issuance by 2.11 shares. As of January 30, 2011, there were 175 million shares available for future grants under the 2005 Plan. No additional equity awards could be issued from the 1997 Plan after the adoption of the 2005 Plan on May 26, 2005.

Under the terms of the Plans, incentive stock options and non-qualified stock options must have an exercise price at or above the fair market value of the Company's stock on the date of the grant. Typically, incentive stock options and non-qualified stock options vest at the rate of 25% per year commencing on the first or second anniversary date of the grant and expire on the tenth anniversary date of the grant. Certain of the non-qualified stock options also include performance options which vest on the later of the first anniversary date of the grant and the date the closing price of the Company's common stock has been 25% greater than the exercise price of the options for 30 consecutive trading days. Additionally, certain stock options may become non-forfeitable upon age 60, provided the associate has had five years of continuous service. The Company recognized $20 million, $19 million and $47 million of stock-based compensation expense in fiscal 2010, 2009 and 2008, respectively, related to stock options.

Restrictions on the restricted stock issued under the Plans generally lapse according to one of the following schedules: (1) the restrictions on the restricted stock lapse over various periods up to five years, (2) the restrictions on 25% of the restricted stock lapse upon the third and sixth anniversaries of the date of issuance with the remaining 50% of the restricted stock lapsing upon the associate's attainment of age 62, or (3) the restrictions on 25% of the restricted stock lapse upon the third and sixth anniversaries of the date of issuance with the remaining 50% of the restricted stock lapsing upon the earlier of the associate's attainment of age 60 or the tenth anniversary date. The Company has also granted performance shares under the Plans, the payout of which is dependent on either (1) the Company's total shareholder return percentile ranking compared to the performance of individual companies included in the S&P 500 index at the end of the three-year performance cycle, or (2) the Company's performance against target average return on invested capital and operating profit over a three-year performance cycle. Additionally, certain awards may become non-forfeitable upon the attainment of age 60, provided the associate has had five years of continuous service. The fair value of the restricted stock and performance shares is expensed over the period during which the restrictions lapse. The Company recorded stock-based compensation expense related to restricted stock and performance shares of $167 million, $158 million and $109 million in fiscal 2010, 2009 and 2008, respectively.

In fiscal 2010, 2009 and 2008, there were an aggregate of 479 thousand, 666 thousand and 641 thousand deferred shares, respectively, granted under the Plans. For associates, each deferred share entitles the individual to one share of common stock to be received up to five years after the grant date of the deferred shares, subject to certain deferral rights of the associate. Additionally, certain awards may become non-forfeitable upon age 60, provided the associate has had five years of continuous service. The Company recorded stock-based compensation expense related to deferred shares of $14 million, $14 million and $9 million in fiscal 2010, 2009 and 2008, respectively.

As of January 30, 2011, there were 2 million non-qualified stock options outstanding under non-qualified stock option plans that are not part of the Plans.

The Company maintains two Employee Stock Purchase Plans ("ESPPs") (U.S. and non-U.S. plans). The plan for U.S. associates is a tax-qualified plan under Section 423 of the Internal Revenue Code. The non-U.S. plan is not a Section 423 plan. As of January 30, 2011, there were 11 million shares available under the plan for U.S associates and 20 million shares available under the non-U.S. plan. The purchase price of shares under the ESPPs is equal to 85% of the stock's fair market value on the last day of the purchase period, which is a six-month period ending on December 31 and June 30 of each year. During fiscal 2010, there were 3 million shares purchased under the ESPPs at an average price of $26.50. Under the outstanding ESPPs as of January 30, 2011, employees have contributed $7 million to purchase shares at 85% of the stock's fair market value on the last day (June 30, 2011) of the purchase period. The Company recognized $13 million, $10 million and $11 million of stock-based compensation expense in fiscal 2010, 2009 and 2008, respectively, related to the ESPPs.

In total, the Company recorded stock-based compensation expense, including the expense of stock options, ESPPs, restricted stock, performance shares and deferred shares, of $214 million, $201 million and $176 million, in fiscal 2010, 2009 and 2008, respectively.

The following table summarizes stock options outstanding at January 30, 2011, January 31, 2010 and February 1, 2009, and changes during the fiscal years ended on these dates (shares in thousands):

	Number of Shares	Weighted Average Exercise Price
Outstanding at February 3, 2008	52,365	$38.98
Granted	5,226	26.09
Exercised	(777)	22.55
Canceled	(4,800)	39.14
Outstanding at February 1, 2009	52,014	$37.91
Granted	4,174	23.29
Exercised	(374)	24.50
Canceled	(6,505)	37.65
Outstanding at January 31, 2010	49,309	$36.81
Granted	**3,723**	**32.24**
Exercised	**(1,294)**	**26.63**
Canceled	**(7,271)**	**43.95**
Outstanding at January 30, 2011	**44,467**	**$35.56**

The total intrinsic value of stock options exercised was $9 million, $1 million and $4 million in fiscal 2010, 2009 and 2008, respectively. As of January 30, 2011, there were approximately 44 million stock options outstanding with a weighted average remaining life of four years and an intrinsic value of $51 million. As of January 30, 2011, there were approximately 33 million stock options exercisable with a weighted average exercise price of $38.21, a weighted average remaining life of two years, and an intrinsic value of $49 million. As of January 30, 2011, there were approximately 41 million stock options vested or expected to ultimately vest. As of January 30, 2011, there was $45 million of unamortized stock-based compensation expense related to stock options, which is expected to be recognized over a weighted average period of two years.

The following table summarizes restricted stock and performance shares outstanding at January 30, 2011 (shares in thousands):

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at February 3, 2008	11,715	$39.14
Granted	7,938	27.14
Restrictions lapsed	(1,251)	34.37
Canceled	(2,115)	34.86
Outstanding at February 1, 2009	16,287	$34.22
Granted	8,257	23.41
Restrictions lapsed	(1,686)	34.65
Canceled	(2,195)	31.84
Outstanding at January 31, 2010	20,663	$30.11
Granted	**5,799**	**32.31**
Restrictions lapsed	**(5,276)**	**32.28**
Canceled	**(1,747)**	**30.11**
Outstanding at January 30, 2011	**19,439**	**$30.18**

As of January 30, 2011, there was $259 million of unamortized stock-based compensation expense related to restricted stock and performance shares, which is expected to be recognized over a weighted average period of two years. The total fair value of restricted stock and performance shares vesting during fiscal 2010, 2009 and 2008 was $168 million, $41 million and $33 million, respectively.

8. LEASES

The Company leases certain retail locations, office space, warehouse and distribution space, equipment and vehicles. While most of the leases are operating leases, certain locations and equipment are leased under capital leases. As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced.

Certain lease agreements include escalating rents over the lease terms. The Company expenses rent on a straight-line basis over the lease term which commences on the date the Company has the right to control the property. The cumulative expense recognized on a straight-line basis in excess of the cumulative payments is included in Other Accrued Expenses and Other Long-Term Liabilities in the accompanying Consolidated Balance Sheets.

Total rent expense, net of minor sublease income for fiscal 2010, 2009 and 2008 was $821 million, $823 million and $846 million, respectively. Certain store leases also provide for contingent rent payments based on percentages of sales in excess of specified minimums. Contingent rent expense for fiscal 2010, 2009 and 2008 was approximately $3 million, $4 million and $5 million, respectively. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are obligations of the Company under the lease agreements.

The approximate future minimum lease payments under capital and all other leases at January 30, 2011 were as follows (amounts in millions):

Fiscal Year	Capital Leases	Operating Leases
2011	$ 114	$ 783
2012	96	699
2013	96	639
2014	92	582
2015	87	543
Thereafter through 2097	774	4,935
	1,259	$8,181
Less imputed interest	807	
Net present value of capital lease obligations	452	
Less current installments	41	
Long-term capital lease obligations, excluding current installments	$ 411	

Short-term and long-term obligations for capital leases are included in the accompanying Consolidated Balance Sheets in Current Installments of Long-Term Debt and Long-Term Debt, respectively. The assets under capital leases recorded in Property and Equipment, net of amortization, totaled $336 million and $299 million at January 30, 2011 and January 31, 2010, respectively.

9. EMPLOYEE BENEFIT PLANS

The Company maintains active defined contribution retirement plans for its employees (the "Benefit Plans"). All associates satisfying certain service requirements are eligible to participate in the Benefit Plans. The Company makes cash contributions each payroll period up to specified percentages of associates' contributions as approved by the Board of Directors.

The Company also maintains a restoration plan to provide certain associates deferred compensation that they would have received under the Benefit Plans as a matching contribution if not for the maximum compensation limits under the Internal Revenue Code. The Company funds the restoration plan through contributions made to a grantor trust, which are then used to purchase shares of the Company's common stock in the open market.

The Company's contributions to the Benefit Plans and the restoration plan were $171 million, $161 million and $158 million for fiscal 2010, 2009 and 2008, respectively. At January 30, 2011, the Benefit Plans and the restoration plan held a total of 16 million shares of the Company's common stock in trust for plan participants.

10. BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES

The reconciliation of basic to diluted weighted average common shares for fiscal 2010, 2009 and 2008 was as follows (amounts in millions):

	Fiscal Year Ended		
	January 30, 2011	January 31, 2010	February 1, 2009
Weighted average common shares	**1,648**	1,683	1,682
Effect of potentially dilutive securities:			
Stock Plans	**10**	9	4
Diluted weighted average common shares	**1,658**	1,692	1,686

Stock plans consist of shares granted under the Company's employee stock plans as described in Note 7 to the Consolidated Financial Statements. Options to purchase 39 million, 48 million and 52 million shares of common stock at January 30, 2011, January 31, 2010 and February 1, 2009, respectively, were excluded from the computation of Diluted Earnings per Share because their effect would have been anti-dilutive.

11. FAIR VALUE MEASUREMENTS

The fair value of an asset is considered to be the price at which the asset could be sold in an orderly transaction between unrelated knowledgeable and willing parties. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1 – Observable inputs that reflect quoted prices in active markets
- Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable
- Level 3 – Unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The assets and liabilities of the Company that are measured at fair value on a recurring basis as of January 30, 2011 and January 31, 2010 were as follows (amounts in millions):

	Fair Value at January 30, 2011 Using			Fair Value at January 31, 2010 Using		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Derivative agreements - assets	$ –	$ 47	$ –	$ –	$15	$ –
Derivative agreements - liabilities	–	(40)	–	–	(4)	–
Total	$ –	$ 7	$ –	$ –	$11	$ –

The Company uses derivative financial instruments from time to time in the management of its interest rate exposure on long-term debt and its exposure on foreign currency fluctuations. The fair value of the Company's derivative financial instruments was measured using level 2 inputs. The Company's derivative agreements are discussed further in Note 5.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The assets and liabilities of the Company that were measured at fair value on a nonrecurring basis during fiscal 2010 and fiscal 2009 were as follows (amounts in millions):

	Fair Value Measured During Fiscal 2010 Level 3	Gains (Losses)
Store Rationalization - lease obligation costs, net	**$(158)**	**$ (9)**
Guarantee of HD Supply loan	**$ (67)**	**(51)**
Total for fiscal 2010		**$ (60)**

	Fair Value Measured During Fiscal 2009 Level 3	Gains (Losses)
HD Supply investment	$ —	$(163)
Store Rationalization - lease obligation costs, net	$(191)	(84)
Total for fiscal 2009		$(247)

During fiscal 2009, the Company impaired the remaining value of its investment in HD Supply using fair value measurements with unobservable inputs (level 3), as further discussed in Note 4. Lease obligation costs included in the Company's Rationalization Charges were measured on a nonrecurring basis using fair value measurements with unobservable inputs (level 3), as further discussed in Note 2. Additionally, the guarantee of the HD Supply loan was measured on a nonrecurring basis using fair value measurements with unobservable inputs (level 3), as further discussed in Note 4.

Long-lived assets and goodwill and other intangible assets were also analyzed for impairment on a nonrecurring basis using fair value measurements with unobservable inputs (level 3). Impairment charges related to goodwill and other intangible assets and long-lived assets in fiscal 2010 and 2009 were not material, as further discussed in Note 1 under the captions "Goodwill and Other Intangible Assets" and "Impairment of Long-Lived Assets," respectively.

The aggregate fair value of the Company's Senior Notes, based on quoted market prices (level 1), was $9.8 billion and $9.5 billion at January 30, 2011 and January 31, 2010, respectively, compared to a carrying value of $9.3 billion at both January 30, 2011 and January 31, 2010.

12. COMMITMENTS AND CONTINGENCIES

At January 30, 2011, the Company was contingently liable for approximately $606 million under outstanding letters of credit and open accounts issued for certain business transactions, including insurance programs, trade contracts and construction contracts. The Company's letters of credit are primarily performance-based and are not based on changes in variable components, a liability or an equity security of the other party.

The Company is involved in litigation arising from the normal course of business. In management's opinion, this litigation is not expected to have a material adverse effect on the Company's consolidated financial condition or results of operations.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the quarterly consolidated results of operations from continuing operations for the fiscal years ended January 30, 2011 and January 31, 2010 (amounts in millions, except per share data):

	Net Sales	Gross Profit	Earnings from Continuing Operations	Basic Earnings per Share from Continuing Operations	Diluted Earnings per Share from Continuing Operations
Fiscal Year Ended January 30, 2011:					
First Quarter	**$16,863**	**$ 5,794**	**$ 725**	**$ 0.43**	**$ 0.43**
Second Quarter	**19,410**	**6,582**	**1,192**	**0.72**	**0.72**
Third Quarter	**16,598**	**5,685**	**834**	**0.51**	**0.51**
Fourth Quarter	**15,126**	**5,243**	**587**	**0.36**	**0.36**
Fiscal Year	**$67,997**	**$23,304**	**$3,338**	**$ 2.03**	**$ 2.01**
Fiscal Year Ended January 31, 2010:					
First Quarter	$16,175	$ 5,450	$ 514	$ 0.31	$ 0.30
Second Quarter	19,071	6,388	1,116	0.66	0.66
Third Quarter	16,361	5,561	689	0.41	0.41
Fourth Quarter	14,569	5,013	301	0.18	0.18
Fiscal Year	$66,176	$22,412	$2,620	$ 1.56	$ 1.55

Note: The quarterly data may not sum to fiscal year totals.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

A report of the Company's management on the Company's internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) and a report of KPMG LLP, an independent registered public accounting firm, on the effectiveness of the Company's internal control over financial reporting are incorporated by reference to Item 8, "Financial Statements and Supplementary Data" of this report.

There have not been any changes in the Company's internal control over financial reporting during the fiscal quarter ended January 30, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by this item, other than the information regarding the executive officers of the Company set forth below, is incorporated by reference to the sections entitled "Election of Directors," "Board of Directors Information," "General" and "Audit Committee Report" in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders (the "Proxy Statement").

Executive officers of the Company are appointed by, and serve at the pleasure of, the Board of Directors. The current executive officers of the Company are as follows:

FRANCIS S. BLAKE, age 61, has been Chairman and Chief Executive Officer since January 2007. From March 2002 through January 2007, he served as the Company's Executive Vice President – Business Development and Corporate Operations.

MATTHEW A. CAREY, age 46, has been Executive Vice President and Chief Information Officer since September 2008. From January 2006 through August 2008, he served as Senior Vice President and Chief Technology Officer at eBay. Mr. Carey was previously with Wal-Mart from June 1985 to December 2005. His final position with Wal-Mart was Senior Vice President and Chief Technology Officer. Mr. Carey serves as a director of Geeknet.com, a technology-oriented online media company.

TIMOTHY M. CROW, age 55, has been Executive Vice President – Human Resources since February 2007. From March 2005 through February 2007, he served as Senior Vice President – Human Resources, Organization, Talent and Performance Systems and he served as Vice President – Human Resources, Performance Systems from May 2002 through March 2005. Mr. Crow previously served as Senior Vice President – Human Resources of K-Mart Corporation, a mass merchandising company, from May 1999 through May 2002.

MARVIN R. ELLISON, age 46, has been Executive Vice President – U.S. Stores since August 2008. From January 2006 through August 2008, he served as President – Northern Division. From August 2005 through January 2006, he served as Senior Vice President – Logistics and from October 2004 through August 2005 he served as Vice President – Logistics. From June 2002 through October 2004, he served as Vice President – Loss Prevention. From 1987 until June 2002, Mr. Ellison held various management and executive level positions with Target Corporation, a general merchandise retailer. His final position with Target was Director, Assets Protection.

CRAIG A. MENEAR, age 53, has been Executive Vice President – Merchandising since April 2007. From August 2003 through April 2007, he served as Senior Vice President – Merchandising. From 1997 through August 2003, Mr. Menear served in various management and vice president level positions in the Company's Merchandising department, including Merchandising Vice President of Hardware, Merchandising Vice President of the Southwest Division, and Divisional Merchandise Manager of the Southwest Division.

RICARDO E. SALDÍVAR, age 58, has been President – The Home Depot Mexico since March 2006. From August 2001 through March 2006, he served as Region President – Mexico. From 1985 to August 2001, Mr. Saldivar held various management and executive level positions with Grupo Alfa, a Mexican conglomerate. His final position with Grupo Alfa was President and Chief Executive Officer of Total Home.

CAROL B. TOMÉ, age 54, has been Chief Financial Officer since May 2001 and Executive Vice President – Corporate Services since January 2007. Prior thereto, Ms. Tomé served as Senior Vice President – Finance and Accounting/Treasurer from February 2000 through May 2001 and as Vice President and Treasurer from 1995 through February 2000. From 1992 until 1995, when she joined the Company, Ms. Tomé was Vice President and Treasurer of Riverwood International Corporation, a provider of paperboard packaging. Ms. Tomé serves as a director of United Parcel Service, Inc., a package delivery company, and as chairman of the board of directors of the Federal Reserve Bank of Atlanta.

JACK A. VANWOERKOM, age 57, has been Executive Vice President, General Counsel and Corporate Secretary since June 2007. Prior thereto, Mr. VanWoerkom served as Executive Vice President, General Counsel and Secretary of Staples, Inc., an office products company, from March 2003 through May 2007 and as Senior Vice President, General Counsel and Secretary of Staples, Inc. from March 1999 until March 2003. Mr. VanWoerkom serves as a director of Wright Express Corporation, a vehicle-fleet payment processing company.

Information about our directors and director nominees standing for election at the 2011 Annual Meeting of Shareholders is included in Proxy Statement in the section entitled "Election of Directors" and incorporated herein by reference. Information about our current director not standing for re-election is as follows:

DAVID H. BATCHELDER, age 61, has been a director of the Company since 2007. Mr. Batchelder brings over 25 years of expertise in retail, accounting and financial management and perspective into corporate management and board dynamics. He has served as a director of both large public and private companies in a wide range of industries (including retail, pharmaceuticals, waste disposal, healthcare, technology, energy and construction). Mr. Batchelder originally joined our Board in February 2007 as a representative of Relational Investors LLC, an investment advisory firm that he founded and for which he has been a Principal since 1996. From 1988 to 2005, Mr. Batchelder was also a Principal of Relational Advisors LLC, a financial advisory and investment banking firm that he founded. Prior to founding Relational, Mr. Batchelder held various executive positions at Mesa Petroleum Company, including Chief Financial Officer and Chief Operating Officer, and served on Mesa's board of directors. Prior to his affiliation with Mesa, Mr. Batchelder was an Audit Manager with Deloitte & Touche LLP. Mr. Batchelder's extensive financial and accounting experience qualifies him as an "audit committee financial expert" under Securities and Exchange Commission guidelines, and he serves in such capacity on our Audit Committee. Mr. Batchelder is currently a director of Intuit Inc., and served as a director of ConAgra Foods, Inc. from 2002 to 2007 and Washington Group International, Inc. from 1993 to 2007.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the sections entitled "Executive Compensation," "Leadership Development and Compensation Committee Report" and "Director Compensation" in the Company's Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to the sections entitled "Beneficial Ownership of Common Stock" and "Executive Compensation – Equity Compensation Plan Information" in the Company's Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to the sections entitled "Board of Directors Information" and "General" in the Company's Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated by reference to the section entitled "Independent Registered Public Accounting Firm's Fees" in the Company's Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements

The following financial statements are set forth in Item 8 hereof:

- Management's Responsibility for Financial Statements and Management's Report on Internal Control Over Financial Reporting; and
- Reports of Independent Registered Public Accounting Firm.
- Consolidated Statements of Earnings for the fiscal years ended January 30, 2011, January 31, 2010 and February 1, 2009;
- Consolidated Balance Sheets as of January 30, 2011 and January 31, 2010;
- Consolidated Statements of Stockholders' Equity and Comprehensive Income for the fiscal years ended January 30, 2011, January 31, 2010 and February 1, 2009;
- Consolidated Statements of Cash Flows for the fiscal years ended January 30, 2011, January 31, 2010 and February 1, 2009;
- Notes to Consolidated Financial Statements;

(2) Financial Statement Schedules

All schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

(b) Exhibits

Exhibits marked with an asterisk (*) are incorporated by reference to exhibits or appendices previously filed with the Securities and Exchange Commission, as indicated by the references in brackets. All other exhibits are filed or furnished herewith. Our Current, Quarterly and Annual Reports are filed with the Securities and Exchange Commission under File No. 1-8207. Our Registration Statements have the file numbers noted wherever such statements are identified in the following list of exhibits. The Company will furnish a copy of any exhibit to shareholders without charge upon written request to Investor Relations, The Home Depot, Inc., 2455 Paces Ferry Road, Atlanta, Georgia 30339, via the Internet at http://ir.homedepot.com, or by calling Investor Relations at (770) 384-4388.

*2.1 Purchase and Sale Agreement, dated as of June 19, 2007, by and between The Home Depot, Inc., THD Holdings, LLC, Home Depot International, Inc., Homer TLC, Inc. and Pro Acquisition Corporation. **[Form 8-K filed on June 20, 2007, Exhibit 2.1]**

*2.2 Letter agreement, dated August 14, 2007, by and between The Home Depot, Inc., THD Holdings, LLC, Home Depot International, Inc., Homer TLC, Inc. and Pro Acquisition Corporation. **[Form 8-K filed on August 15, 2007, Exhibit 2.1]**

*2.3 Amendment, dated August 27, 2007, by and between The Home Depot, Inc., THD Holdings, LLC, Home Depot International, Inc., Homer TLC, Inc. and Pro Acquisition Corporation. **[Form 10-Q for the fiscal quarter ended July 29, 2007, Exhibit 2.3]**

*3.1 Amended and Restated Certificate of Incorporation of The Home Depot, Inc. **[Form 10-Q for the fiscal quarter ended August 4, 2002, Exhibit 3.1]**

*3.2 Certificate of Amendment to Amended and Restated Certificate of Incorporation of The Home Depot, Inc. **[Form 10-Q for the fiscal quarter ended May 3, 2009, Exhibit 3.2]**

*3.3 By-Laws of The Home Depot, Inc. (Amended and Restated Effective August 20, 2009) **[Form 8-K filed on August 26, 2009, Exhibit 3.1]**

*4.1 Indenture, dated as of May 4, 2005, between The Home Depot, Inc. and The Bank of New York Trust Company, N.A., as Trustee. **[Form S-3 (File No. 333-124699) filed May 6, 2005, Exhibit 4.1]**

*4.2	Form of 4.625% Senior Note due August 15, 2010. **[Form 10-K for the fiscal year ended January 29, 2006, Exhibit 4.6]**
*4.3	Form of 5.20% Senior Note due March 1, 2011. **[Form 8-K filed March 23, 2006, Exhibit 4.1]**
*4.4	Form of 5.40% Senior Note due March 1, 2016. **[Form 8-K filed March 23, 2006, Exhibit 4.2]**
*4.5	Form of 5.250% Senior Note due December 16, 2013. **[Form 8-K filed December 19, 2006, Exhibit 4.2]**
*4.6	Form of 5.875% Senior Note due December 16, 2036. **[Form 8-K filed December 19, 2006, Exhibit 4.3]**
*4.7	Form of 3.95% Senior Note due September 15, 2020. **[Form 8-K filed September 10, 2010, Exhibit 4.1]**
*4.8	Form of 5.40% Senior Note due September 15, 2040. **[Form 8-K filed September 10, 2010, Exhibit 4.2]**
*10.1†	The Home Depot, Inc. 1997 Omnibus Stock Incentive Plan. **[Form 10-Q for the fiscal quarter ended August 4, 2002, Exhibit 10.1]**
10.2†	Form of Executive Employment Death Benefit Agreement.
*10.3†	The Home Depot Deferred Compensation Plan for Officers (As Amended and Restated Effective January 1, 2008). **[Form 8-K filed on August 20, 2007, Exhibit 10.1]**
*10.4†	Amendment No. 1 to The Home Depot Deferred Compensation Plan for Officers (As Amended and Restated Effective January 1, 2008). **[Form 10-K for the fiscal year ended January 31, 2010, Exhibit 10.4]**
*10.5†	The Home Depot, Inc. 2005 Omnibus Stock Incentive Plan. **[Form 8-K filed on May 27, 2005, Exhibit 10.8]**
*10.6†	Amendment No. 1 to The Home Depot, Inc. 2005 Omnibus Stock Incentive Plan and The Home Depot, Inc. 1997 Omnibus Stock Incentive Plan. **[Form 10-K for the fiscal year ended January 31, 2010, Exhibit 10.6]**
*10.7†	The Home Depot FutureBuilder Restoration Plan. **[Form 8-K filed on August 20, 2007, Exhibit 10.2]**
*10.8†	The Home Depot, Inc. Non-Employee Directors' Deferred Stock Compensation Plan. **[Form 8-K filed on August 20, 2007, Exhibit 10.3]**
*10.9†	The Home Depot, Inc. Management Incentive Plan (Effective February 2, 2008). **[Form 8-K filed on May 28, 2008, Exhibit 10.1]**
*10.10†	The Home Depot, Inc. Amended and Restated Employee Stock Purchase Plan, as amended and restated effective July 1, 2008. **[Form S-8 filed June 23, 2008, Exhibit 10.1 (File No. 333-151849)]**
*10.11†	Form of Executive Officer Restricted Stock Award Pursuant to The Home Depot, Inc. 1997 Omnibus Stock Incentive Plan. **[Form 10-Q for the fiscal quarter ended October 31, 2004, Exhibit 10.1]**
*10.12†	Form of Restricted Stock Award Pursuant to The Home Depot, Inc. 2005 Omnibus Stock Incentive Plan. **[Form 8-K filed on March 3, 2008, Exhibit 10.2]**
*10.13†	Form of U.S. Restricted Stock Award Pursuant to The Home Depot, Inc. 2005 Omnibus Stock Incentive Plan. **[Form 8-K filed on March 13, 2009, Exhibit 10.1]**
*10.14†	Form of Executive Officer Nonqualified Stock Option Award Pursuant to The Home Depot, Inc. 1997 Omnibus Stock Incentive Plan. **[Form 10-Q for the fiscal quarter ended October 31, 2004, Exhibit 10.2]**

*10.15† Form of Nonqualified Stock Option Pursuant to The Home Depot, Inc. 2005 Omnibus Stock Incentive Plan. **[Form 8-K filed on March 27, 2007, Exhibit 10.6]**

*10.16† Form of Executive Officer Nonqualified Stock Option Award Pursuant to The Home Depot, Inc. 2005 Omnibus Stock Incentive Plan. **[Form 8-K filed on March 13, 2009, Exhibit 10.4]**

*10.17† Form of Outside Director Nonqualified Stock Option Award Pursuant to The Home Depot, Inc. 1997 Omnibus Stock Incentive Plan. **[Form 10-Q for the fiscal quarter ended October 31, 2004, Exhibit 10.3]**

*10.18† Form of Nonqualified Stock Option (Non-Employee Directors) Pursuant to The Home Depot, Inc. 2005 Omnibus Stock Incentive Plan. **[Form 8-K filed on March 27, 2007, Exhibit 10.5]**

*10.19† Form of Non-Employee Director Nonqualified Stock Option Award Pursuant to The Home Depot, Inc. 2005 Omnibus Stock Incentive Plan. **[Form 8-K filed on March 13, 2009, Exhibit 10.5]**

*10.20† Form of Deferred Share Award (Non-Employee Director) Pursuant to The Home Depot, Inc. 2005 Omnibus Stock Incentive Plan. **[Form 8-K filed on March 27, 2007, Exhibit 10.2]**

*10.21† Form of Canada Deferred Share Award Pursuant to The Home Depot, Inc. 2005 Omnibus Stock Incentive Plan. **[Form 8-K filed on March 13, 2009, Exhibit 10.2]**

*10.22† Form of Performance Vested Option Award Pursuant to The Home Depot, Inc. 2005 Omnibus Stock Incentive Plan. **[Form 8-K filed on March 27, 2007, Exhibit 10.9]**

*10.23† Non-Qualified Stock Option and Deferred Stock Unit Plan and Agreement dated as of December 4, 2000. **[Form 10-K for the fiscal year ended January 28, 2001, Exhibit 10.20]**

*10.24† Form of Performance Share Award Pursuant to The Home Depot, Inc. 2005 Omnibus Stock Incentive Plan. **[Form 8-K filed on March 27, 2007, Exhibit 10.7]**

*10.25† Form of LTIP Performance Unit Award Pursuant to The Home Depot, Inc. 2005 Omnibus Stock Incentive Plan. **[Form 8-K filed on March 27, 2007, Exhibit 10.10]**

*10.26† Form of Performance Share Award Pursuant to The Home Depot, Inc. 2005 Omnibus Stock Incentive Plan. **[Form 8-K filed on March 13, 2009, Exhibit 10.6]**

*10.27† Form of Equity Award Terms and Conditions Agreement Pursuant to The Home Depot, Inc. 2005 Omnibus Stock Incentive Plan. **[Form 8-K filed on March 2, 2011, Exhibit 10.1]**

*10.28† Separation Agreement Between the Company and Robert Nardelli effective as of January 2, 2007. **[Form 10-K for the fiscal year ended January 28, 2007, Exhibit 10.37]**

*10.29† Deferred Payment Trust dated as of January 12, 2007. **[Form 10-K for the fiscal year ended January 28, 2007, Exhibit 10.38]**

*10.30† Employment Arrangement between Francis S. Blake and The Home Depot, Inc., dated January 23, 2007. **[Form 8-K/A filed on January 24, 2007, Exhibit 10.1]**

*10.31† Employment Arrangement between Carol B. Tomé and The Home Depot, Inc., dated January 22, 2007. **[Form 8- K/A filed on January 24, 2007, Exhibit 10.2]**

*10.32† Employment Arrangement between Craig A. Menear and The Home Depot, Inc., dated April 25, 2007. **[Form 10-K for the fiscal year ended February 3, 2008, Exhibit 10.47]**

*10.33† Non-Competition Agreement between Annette M. Verschuren and The Home Depot, Inc., dated May 10, 2006. **[Form 10-K for the fiscal year ended February 3, 2008, Exhibit 10.49]**

10.34† Agreement and Release between Annette M. Verschuren and The Home Depot, Inc., effective as of February 24, 2011.

*10.35† Employment Arrangement between Marvin R. Ellison and The Home Depot, Inc., dated August 27, 2008. **[Form 10-K for the fiscal year ended January 31, 2010, Exhibit 10.35]**

10.36†	Employment Arrangement between Matthew A. Carey and The Home Depot, Inc., dated August 22, 2008, as amended on September 3, 2008.
*10.37	Participation Agreement dated as of October 22, 1998 among The Home Depot, Inc. as Guarantor; Home Depot U.S.A., Inc. as Lessee; HD Real Estate Funding Corp. II as Facility Lender; Credit Suisse Leasing 92A L.P. as Lessor; The Bank of New York as Indenture Trustee; and Credit Suisse First Boston Corporation and Invemed Associates, Inc. as Initial Purchasers. **[Form 10-K for the fiscal year ended January 31, 1999, Exhibit 10.10]**
*10.38	Master Modification Agreement dated as of April 20, 1998 among The Home Depot, Inc. as Guarantor; Home Depot U.S.A., Inc., as Lessee and Construction Agent; HD Real Estate Funding Corp., as Facility Lender; Credit Suisse Leasing 92A L.P. as Lessor; the lenders named on the Schedule thereto as Lenders; and Credit Suisse First Boston Corporation as Agent Bank. **[Form 10-K for the fiscal year ended January 31, 1999, Exhibit 10.13]**
12	Statement of Computation of Ratio of Earnings to Fixed Charges.
*18	Preferability Letter of Independent Registered Public Accounting Firm. **[Form 10-Q for the fiscal quarter ended November 2, 2008, Exhibit 18.1]**
*21	List of Subsidiaries of the Company. **[Form 10-K for the fiscal year ended January 31, 2010, Exhibit 21]**
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
32.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following financial information from the Annual Report on Form 10-K for the fiscal year ended January 30, 2011, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Statements of Earnings; (ii) the Consolidated Balance Sheets; (iii) the Consolidated Statements of Cash Flows; (iv) the Consolidated Statements of Comprehensive Income; and (v) the Notes to the Consolidated Financial Statements.

---

† *Management contract or compensatory plan or arrangement required to be filed as an exhibit to this form pursuant to Item 15(a) of this report.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE HOME DEPOT, INC.
(Registrant)

By: /s/ FRANCIS S. BLAKE
(Francis S. Blake, Chairman and Chief Executive Officer)

Date: March 22, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ FRANCIS S. BLAKE (Francis S. Blake)	Chairman and Chief Executive Officer (Principal Executive Officer)	March 22, 2011
/s/ CAROL B. TOMÉ (Carol B. Tomé)	Chief Financial Officer and Executive Vice President – Corporate Services (Principal Financial Officer and Principal Accounting Officer)	March 22, 2011
/s/ F. DUANE ACKERMAN (F. Duane Ackerman)	Director	March 23, 2011
/s/ DAVID H. BATCHELDER (David H. Batchelder)	Director	March 23, 2011
/s/ ARI BOUSBIB (Ari Bousbib)	Director	March 23, 2011
/s/ GREGORY D. BRENNEMAN (Gregory D. Brenneman)	Director	March 23, 2011
/s/ ALBERT P. CAREY (Albert P. Carey)	Director	March 23, 2011
/s/ ARMANDO CODINA (Armando Codina)	Director	March 23, 2011
/s/ BONNIE G. HILL (Bonnie G. Hill)	Director	March 23, 2011
/s/ KAREN L. KATEN (Karen L. Katen)	Director	March 23, 2011

[THIS PAGE INTENTIONALLY LEFT BLANK]

Five-Year Summary of Financial and Operating Results
The Home Depot, Inc. and Subsidiaries

amounts in millions, except where noted	**2010**	**2009**	**2008**	**2007[1]**	**2006**
STATEMENT OF EARNINGS DATA[2]					
Net sales	**$ 67,997**	$ 66,176	$ 71,288	$ 77,349	$ 79,022
Net sales increase (decrease) (%)	**2.8**	(7.2)	(7.8)	(2.1)	2.6
Earnings before provision for income taxes	**5,273**	3,982	3,590	6,620	8,502
Net earnings	**3,338**	2,620	2,312	4,210	5,266
Net earnings increase (decrease) (%)	**27.4**	13.3	(45.1)	(20.1)	(6.6)
Diluted earnings per share ($)	**2.01**	1.55	1.37	2.27	2.55
Diluted earnings per share increase (decrease) (%)	**29.7**	13.1	(39.6)	(11.0)	(3.0)
Diluted weighted average number of common shares	**1,658**	1,692	1,686	1,856	2,062
Gross margin – % of sales	**34.3**	33.9	33.7	33.6	33.6
Total operating expenses – % of sales	**25.7**	26.6	27.5	24.3	22.4
Interest and other, net – % of sales	**0.8**	1.2	1.1	0.8	0.5
Earnings before provision for income taxes – % of sales	**7.8**	6.0	5.0	8.6	10.8
Net earnings – % of sales	**4.9**	4.0	3.2	5.4	6.7
BALANCE SHEET DATA AND FINANCIAL RATIOS[3]					
Total assets	**$ 40,125**	$ 40,877	$ 41,164	$ 44,324	$ 52,263
Working capital	**3,357**	3,537	2,209	1,968	5,069
Merchandise inventories	**10,625**	10,188	10,673	11,731	12,822
Net property and equipment	**25,060**	25,550	26,234	27,476	26,605
Long-term debt	**8,707**	8,662	9,667	11,383	11,643
Stockholders' equity	**18,889**	19,393	17,777	17,714	25,030
Book value per share ($)	**11.64**	11.42	10.48	10.48	12.71
Long-term debt-to-equity (%)	**46.1**	44.7	54.4	64.3	46.5
Total debt-to-equity (%)	**51.6**	49.9	64.3	75.8	46.6
Current ratio	**1.33:1**	1.34:1	1.20:1	1.15:1	1.39:1
Inventory turnover[2]	**4.1x**	4.1x	4.0x	4.2x	4.5x
Return on invested capital (%)[2]	**12.8**	10.7	9.5	13.9	16.8
STATEMENT OF CASH FLOWS DATA					
Depreciation and amortization	**$ 1,718**	$ 1,806	$ 1,902	$ 1,906	$ 1,886
Capital expenditures	**1,096**	966	1,847	3,558	3,542
Payments for businesses acquired, net	**—**	—	—	13	4,268
Cash dividends per share ($)	**0.945**	0.900	0.900	0.900	0.675
STORE DATA					
Number of stores	**2,248**	2,244	2,274	2,234	2,147
Square footage at fiscal year-end	**235**	235	238	235	224
Increase (decrease) in square footage (%)	**—**	(1.3)	1.3	4.9	4.2
Average square footage per store (in thousands)	**105**	105	105	105	105
STORE SALES AND OTHER DATA					
Comparable store sales increase (decrease) (%)[4]	**2.9**	(6.6)	(8.7)	(6.7)	(2.8)
Weighted average weekly sales per operating store (in thousands)	**$ 581**	$ 563	$ 601	$ 658	$ 723
Weighted average sales per square foot ($)	**289**	279	298	332	358
Number of customer transactions	**1,306**	1,274	1,272	1,336	1,330
Average ticket ($)	**51.93**	51.76	55.61	57.48	58.90
Number of associates at fiscal year-end[3]	**321,000**	317,000	322,000	331,000	364,400

(1) Fiscal year 2007 includes 53 weeks; all other fiscal years reported include 52 weeks.

(2) Continuing Operations only. See Note 4 to the Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data."

(3) Amounts for fiscal years 2010, 2009, 2008 and 2007 include Continuing Operations only. Amounts in fiscal year 2006 include discontinued operations. See Note 4 to the Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data."

(4) Includes Net Sales at locations open greater than 12 months, including relocated and remodeled stores. Stores become comparable on the Monday following their 365th day of operation. Comparable store sales is intended only as supplemental information and is not a substitute for Net Sales or Net Earnings presented in accordance with generally accepted accounting principles.

Corporate and Shareholder Information

STORE SUPPORT CENTER
The Home Depot, Inc.
2455 Paces Ferry Road, NW
Atlanta, GA 30339-4024
Telephone: (770) 433-8211

THE HOME DEPOT WEB SITE
www.homedepot.com

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02490-3078
Telephone: (800) 577-0177
Internet address: www.computershare.com/investor

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

STOCK EXCHANGE LISTING
New York Stock Exchange
Trading symbol – HD

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 9 a.m., Eastern Time, June 2, 2011, at Cobb Galleria Centre in Atlanta, Georgia.

NUMBER OF SHAREHOLDERS
As of March 14, 2011, there were approximately 164,000 shareholders of record and approximately 1,030,000 additional shareholders holding stock under nominee security posting listings.

DIVIDENDS DECLARED PER COMMON SHARE

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2010	**$0.23625**	**$0.23625**	**$0.23625**	**$0.25**
Fiscal 2009	$0.225	$0.225	$0.225	$0.23625

DIRECT STOCK PURCHASE/DIVIDEND REINVESTMENT PLAN
New investors may make an initial investment, and shareholders of record may acquire additional shares, of our common stock through our direct stock purchase and dividend reinvestment plan. Subject to certain requirements, initial cash investments, cash dividends and/or additional optional cash purchases may be invested through this plan. To obtain enrollment materials including the prospectus, access the shareholder services link on The Home Depot Investor Relations web site at http://ir.homedepot.com, or call (800) 577-0177 to contact Computershare.

FINANCIAL AND OTHER COMPANY INFORMATION
Our Annual Report on Form 10-K for the fiscal year ended January 30, 2011 is available on The Home Depot Investor Relations web site at http://ir.homedepot.com under the Financial Reports section. In addition, financial reports, filings with the Securities and Exchange Commission, news releases and other information are available at our Investor Relations web site.

QUARTERLY STOCK PRICE RANGE

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2010				
High	**$36.49**	**$35.89**	**$31.89**	**$37.98**
Low	**$27.93**	**$27.07**	**$27.31**	**$30.21**
Fiscal 2009				
High	$26.34	$26.21	$28.23	$29.29
Low	$18.00	$22.40	$25.09	$24.96


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2010 ANNUAL REPORT



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The Home Depot, Inc. 2455 Paces Ferry Road, NW Atlanta, GA 30339-4042 United States 770.433.8211 www.homedepot.com